SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 10-SB/A
                              Amendment No. 1 to
                                 Form 10-SB

         General Form for Registration of Securities of Small Business
                        Issuers under Section 12(b) or (g)
                      of the Securities Exchange Act of 1934

                        ADVANCED WIRELESS SYSTEMS, INC.
                  (Name of Small Business Issuer in its charter)


                  Alabama                           63-1205304
   (State or other jurisdiction of                (I.R.S. Employer
   incorporation or organization)                Identification No.)

927 Sunset Drive
Irving, Texas 75061
(Address of principal executive offices)
Issuer's telephone number:     972-254-7604

Securities registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, par value $.01 per share
(Title of Class)
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                                TABLE OF CONTENTS
Item 1   Business                                                         -1-
    The Mobile LLC Bankruptcy                                             -1-
 Our Business Plan                                                        -5-
      Regulation                                                          -8-
      Markets                                                            -15-
      Competition                                                        -15-
      Risks                                                              -18-
Item 2  Management's Discussion and Analysis of Financial Condition
and Results of Operations                                                -22-
      New Accounting Pronouncements                                      -24-
      Results of Operations                                              -25-
      Liquidity and Capital Resources                                    -27-
      Year 2000 Compliance                                               -30-

Item 3  Description of Property.                                         -30-

Item 4  Security Ownership of Certain Beneficial Owners and
Management                                                               -31-

Item 5  Directors, Executive Officers, Promoters and Control
Persons                                                                  -32-

Item 6  Executive Compensation                                           -34-
      Summary Compensation Table                                         -34-
      Stock Options Granted in 1998                                      -34-
      Year End Stock Option Value                                        -34-
      Directors' Compensation                                            -35-

Item 7  Certain Relationships and Related Transactions.                  -36-

Item 8  Legal Proceedings.                                               -36-

Item 9  Market for Common Equity and Related Stockholder Matters.        -36-

Item 10  Recent Sales of Unregistered Securities.                        -36-

Item 11  Description of Securities.                                      -39-

Item 12  Indemnification of Directors and Officers                       -40-

Item 13  Financial Statements and Supplementary Data                     -40-

Item 14  Changes In and Disagreements with Accountants on Accounting and
Financial Disclosure                                                     -40-

Item 15  Financial Statements and Exhibits                               -41-

Signatures                                                               -41-

Financial Statements                                                      F-1

                       ADVANCED WIRELESS SYSTEMS, INC.

Item 1          Business

We deliver wireless cable television signals and provide high speed Internet service in the Mobile, Alabama, area. We provide cable TV services over eleven wireless signal frequencies that are licensed by the Federal Communications Commission and either leased or owned by us. We intend to expand our use of our FCC licenses to provide high speed Internet services to customers in and around Mobile.

We were incorporated in Alabama in December 1997 to take over the assets and continue the business of Mobile Limited Liability Company, as part of the confirmation by the U.S. Bankruptcy Court for the Northern District of Texas of a Plan of Reorganization of Mobile Limited Liability Company./1 Since confirmation of the Mobile Limited Liability Company Plan of Reorganization on January 8, 1998, we have operated the wireless cable television service that Mobile Limited Liability Company formerly operated in the Mobile, Alabama, area. We have begun to use our wireless frequencies to develop a high speed Internet service. In this registration statement, Mobile Limited Liability Company is called Mobile LLC, and the Plan refers to the Mobile LLC Plan of Reorganization approved in 1998.

Forward-Looking Statements.

This registration statement contains forward-looking statements. The words, anticipate, believe, expect, plan, intend, estimate, project, could, may, foresee, and similar expressions are intended to identify forward-looking statements. These statements include information regarding expected development of the Company's business, lending activities, relationship with clients, and development of the industry in which the Company will focus its marketing efforts. Such statements reflect the Company's current views with respect to future events and financial performance and involve risks and uncertainties, including without limitation the risks described in Risks. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, actual results may vary materially and adversely from those anticipated, believed, estimated or otherwise indicated.

The Mobile LLC Bankruptcy

History of Mobile LLC

Mobile LLC was a Nevada limited liability company formed in 1994 to acquire and operate FCC licenses in the Mobile, Alabama area. Mobile Wireless Partners, a general partnership, owned 94.5% of Mobile LLC. Mobile Wireless Partners had been formed and capitalized by sales of partnership units to the general public, and its only business was to invest in Mobile LLC.

1/     In Re:  Mobile Limited Liability Company, d/b/a Mobile Wireless
TV, Case No. 397-37735-HCA-11, United States District Court, Northern District of Texas, Dallas Division.
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In the early 1990s the Federal Communications Commission attempted to establish a more competitive playing field among the providers of cable TV by granting licenses for the use of new frequencies for broadcasting wireless TV transmission. The FCC initially granted these licenses through the use of lotteries and later through auctions. The initial grant of these licenses created a frenzy of activity among promoters, both legitimate and illegitimate. One illegitimate promoter was a company, based in Las Vegas, Nevada, by the name of Midas Media, Inc. Midas Media acquired a number of the new wireless cable TV licenses and developed a scheme to market these licenses. Essentially, Midas Media, Inc., would form partnerships and enter into joint ventures with the partnership to establish wireless cable TV transmission in a given area. Then Midas Media would offer units of participation in the partnership to raise capital necessary to buy equipment and begin broadcasting TV signals.

Using this general framework, Midas Media formed Mobile Wireless Partners. Midas Media initially offered for sale to the general public 2,450 partnership units at an initial price of $3,475 per unit. The price per unit gradually increased over a period of months to $4,875, and the number of units offered increased to 2,685. Through this sales effort Midas Media raised approximately $11,500,000.00 from 1,130 partners. Mobile Wireless Partners, Midas Media, and another company, Telecom Marketing, Inc., then entered a joint venture in which Midas Media owned 16.5%, Telecom Marketing owned 1%, and Mobile Wireless Partners owned 82.5% of the joint venture.

After the first 200 Mobile Wireless Partners units were sold, Midas Media called a meeting of the partners in Las Vegas. At that meeting, the partners elected a managing general partner and authorized Mobile LLC to be created to operate the general partnership. Shortly after this initial meeting, Midas Media caused Mobile Wireless Partners to enter into leases for facilities including office space and tower facilities and set about the business of broadcasting wireless TV transmissions.

The assets that were contributed to the joint venture were eleven leased wireless cable licenses in Mobile and about $2,000,000 in operating capital. After forming Mobile LLC, Mobile Wireless Partners purchased from the lessors, three of the wireless cable channels that were originally leased to the Company. Other wireless TV licenses were promised to the enterprise but were never transferred. Midas Media also transferred to the partnership $2,000,000.00 for operating capital. The eleven licenses and the two million in capital were the only assets that the partnership received in consideration for the $11,500,000.00 raised by sales of partnership units.

The market for wireless TV transmission in the Mobile, Alabama, market, did not prove to be profitable for the enterprise. There are three other cable TV

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companies in the area as well as satellite TV providers, and all of these providers have many more channels at their disposal than Mobile LLC, which was never able to compete successfully for cable TV subscribers. In addition, Mobile LLC, was not capitalized with enough funds to adequately develop the business, especially in light of the revenues and profits that would have been required to return the $11,500,000 initial investment within a reasonable time.

In 1995, after about $1,000,000.00 of the original capital of the partnership had been expended, the partners of the general partnership called a meeting and ousted the initial managing general partner from office. Five of the partners were elected as a directors' committee of Mobile Wireless Partners, four of whom serve as four of our directors today. Several partners complained to the Securities and Exchange Commission and Federal Trade Commission.

In about March 1996, The SEC and FTC instituted a receivership action against Mobile LLC, Midas Media, and others, after investors in Mobile Wireless Partners complained to the SEC. Initially, the receiver was to liquidate the assets of Mobile LLC. However, the receivership later was dissolved against Mobile LLC, and Mobile LLC retained its assets, including the FCC licenses. Ultimately, the SEC, FTC, the receiver and the other defendants in the lawsuit entered into a settlement agreement in which 10% interest in Mobile LLC that was claimed by Midas Media and its affiliates was extinguished, the Mobile LLC interests of Mobile Wireless Partners increased from 82.5% to 92.5%, and the remaining 7.5% Mobile LLC interests were owned by third party transferees from Midas Media and its affiliates.

At the beginning of the receivership, the receiver collected $200,000 from the Mobile Wireless bank account to pay for fees and expenses of the receivership. During the receivership, the receiver marshaled assets of Mobile LLC and the other defendants. Upon completion of the receivership Mobile LLC received a return of $313,717 from the receiver, which we recorded for the year ended December 31, 1997, as other income -- funds recovered during the bankruptcy.

In the summer of 1997, Mobile LLC instituted the Chapter 11 proceedings that resulted in formation of the Company as part of the Mobile LLC Plan of Reorganization. In that proceeding, Mobile Wireless Partners objected to the 7.5% Mobile LLC ownership interests claimed by the transferees from Midas Media and its affiliates. The bankruptcy court disallowed the 7.5% interests of the Midas Media transferees, and thus Mobile Wireless Partners owned 100% of Mobile LLC at the time of the reorganization.

The SEC and FTC instituted injunctive lawsuits against Midas Media and others, including Mobile Wireless Partners. Those suits resulted in a receivership of Midas Media and Mobile Wireless Partners in early 1996. At the beginning of the receivership, the receiver collected $200,000 from the Mobile Wireless bank account to pay for fees and expenses of the receivership. Initially, the receiver planned to liquidate the assets of Mobile Wireless Partners.
However, Mobile Wireless Partners hired its own counsel and obtained a dissolution of the receivership against it. Ultimately, the SEC, FTC, receiver, and other defendants entered a settlement agreement. The receiver had marshaled assets of Mobile Wireless and the other defendants during the receivership, and upon completion of the receivership we received a return of $313,717 from the receiver, which we recorded for the year ended December 31, 1997, as other income -- funds recovered during the bankruptcy.

Because Mobile Wireless Partners had so many partners, the partnership could not meet all of the requirements concerning ownership imposed by the FCC. Eventually, Mobile Wireless Partners and Mobile LLC were given until December 31, 1997, to reorganize and to comply with the standards set by the FCC. The Plan, which was confirmed on January 8, 1998, was designed to meet this requirement through the new entity, Advanced Wireless Systems, Inc.

The Plan of Reorganization

Mobile LLC filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the Northern District of Texas on August 27, 1997. On October 18, 1997, the Bankruptcy Court authorized the issuance and sale of up to $1,000,000 in Certificates of Indebtedness to raise new capital pursuant to
Section 364(c) of the Bankruptcy Code. On November 6, 1997, our sponsors filed a proposed Plan in which all assets and liabilities of the debtor, Mobile LLC, and all equity interests in Mobile LLC, would be extinguished, and Advanced Wireless Systems, Inc., would be organized to take over and continue the business of the LLC, including the eleven FCC licenses in Mobile, Alabama.

The Plan was premised on the sale of part of the Certificates of Indebtedness, and the acquisition of licenses from Mobile Wireless Partners for $225,000 in additional Certificates of Indebtedness. The $225,000 in Certificates were convertible into 3,192,518 shares of our common stock plus 3,068,066 warrants. Each warrant entitles the holder to purchase one share of our common stock for $1.00 per share. When the partnership was dissolved after confirmation of the Plan, 3,068,066 shares of the common stock and all of the warrants were issued and distributed to the partners of the Mobile Wireless Partners.

The Plan required payment of some creditors' claims shortly after confirmation
of the Plan by the Bankruptcy Court in January 1998.   During 1998, we
discharged $138,320 in prepetition claims of creditors (incurred prior to institution of the Chapter 11 case) and $61,500 in postpetition liabilities (incurred after institution of the Chapter 11 case). As of December 31, 1998, all such prepetition and postpetition liabilities had been discharged.

Two of our directors, Oscar Hayes and Demetrios Tsoutsas, had lent Mobile Wireless Partners a total of $175,000, secured by all of the assets of Mobile Wireless Partners, in May 1997. Upon Plan confirmation, they received secured obligations of the Company to repay these debts with interest at 9% per annum. Mr. Tsoutsas made an additional $75,000 loan in March 1998, on the same terms as the previous loans. These obligations became due in March and May 1999.
In July 1999, we repaid the $75,000 principal amount of Mr. Hayes' 1997 loan, but the $175,000 of remaining principal of these debts, including accrued

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interest which totaled $50,097 on June 30, 1999,  remain outstanding and unpaid. These obligations are secured by all of our property, including our FCC licenses which are essential to our operation. The lenders have not demanded payment nor declared a default in the loans, but neither have they waived their right to do so. We are negotiating with the lenders to settle or renegotiate the terms of our debt to them. At present, we could not repay them from our cash reserves without jeopardizing our ability to continue operating.


Our Business Plan

Historically, the business of our predecessor, Mobile LLC, was to provide subscription television service. Competition in the television broadcast and cable business is intense. Our predecessor was unsuccessful in this business, and we probably would not succeed in it either, in the long term. We continue to service existing wireless cable accounts, but we are not marketing wireless cable services nor connecting new customers. Mobile, Alabama, is already served by broadcast television, cable TV, and direct satellite TV. We suspended new wireless TV installations in the first quarter of 1999 because we believe that current installation costs exceed the anticipated subscriber
revenues from those installations.   To become profitable, we must provide
additional services using our existing licenses. We believe that high speed Internet access will generate those revenues. Other companies that have operated wireless TV service are also turning to the Internet for future revenues and growth. We expect to gradually reduce and eventually eliminate our wireless cable TV business as we switch to the Internet access business.

Our wireless TV service is available for $21.95 per month. We presently have about 190 TV customers. We are limited by the number of channels we have for the number of TV channels we may transmit to customers; we offer only seventeen channels now. We believe that our service appeals to customers who want only a small number of channels (compared to most current cable providers) for a monthly rate that is lower than other cable services.

Our long-term business strategy is to pursue implementation of a Wireless Broadband Access (WBA) capability that we believe will eventually be the best use of the wireless cable spectrum. One significant impediment to increased use of the Internet is data transmission speed. WBA means the use of microwave signals to provide large volumes of data to be transferred between the Internet and the user, because of higher capacity of the signal to carry data (measured by bandwith). We believe that market, technological and regulatory developments are creating an opportunity for the current wireless cable spectrum to be used to serve small and medium-sized business customers with fixed, one-way and two-way, high-speed data and telephony services.

Regulatory developments have begun to benefit the WBA business strategy. In 1996, the FCC authorized the use of digital transmission over the wireless cable spectrum. In September 1998, the FCC issued regulations that permit two-way use of the wireless cable spectrum. Some WBA providers have since

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petitioned the FCC to refine its two-way rules to permit simpler deployment of commercial operations under the two-way rules. Actual implementation of two-way commercial businesses will require, among other factors, some changes in the existing rules along with creation of filing windows by the FCC to submit two-way license applications. Currently we are unable to offer two-way access, and our wireless system only provides one-way service for high-speed downloading of data from the Internet.

The Mobile, Alabama, Chamber of Commerce estimates that there are 12,000 businesses in Mobile, Alabama. We believe that all of these businesses are potential users of our wireless Internet service. Each of our eleven frequencies can serve approximately 1,650 subscribers at any given time. We have dedicated one of our broadcast channels to the Internet service. In order to dedicate one channel to Internet service, we had to remove one TV channel from our wireless cable TV service. Each additional frequency that we dedicate to Internet service will require a corresponding deletion of another TV channel from our wireless cable TV service, which is another reason that we decided to gradually eliminate our wireless cable TV service.

In 1998 we began to offer one-way, high speed Internet access. In one-way high-speed access, customers can download data, video, graphics and high fidelity audio at speeds that are much faster than available for most Internet users over telephone lines, but they must upload their communications to the Internet via traditional telephone lines. We intend to offer our services to the business community and to a lesser extent to individuals in the Mobile, Alabama, market. This service uses a high speed cable modem for downstream Internet access.

As of April 7, 1999, we were providing dial-in Internet service to 251 customers at the lower speeds of conventional telephone connections, at a monthly subscription charge of $14.95 each. Also as of April 1999, we provide were providing high speed Internet service to eight customers on 27 work stations. Our high speed Internet service is available at $49.95 per month for one user, and at a base price of $99.95 per month for multi-users, with each additional user connection costing $10 per month up to a maximum monthly fee of $199.95 per month.

For the present we intend to continue soliciting new business for our conventional telephone dial-in Internet service and our high speed, one-way Internet access. We plan to apply to the FCC for two-way high speed Internet licenses when the FCC announces the window for accepting applications for the licenses. The FCC has announced its intention to act expeditiously on these applications, so long as the license application is complete when submitted, including required engineering studies to support the application. We cannot be sure how long it will take the FCC to grant applications when it begins to accept them, but we understand from industry observers that the FCC intends to grant properly completed applications without holding hearings or delaying the applications while the FCC considers additional regulatory requirements.

In addition, we are looking into applying for a development authority permit

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to test and put into place a microwave frequency two-way product.  A two-way product packages an electronic service from our transmitter to a customer with a similar electronic service from the customer back to our transmitter. When a customer connects to the Internet, he or she needs to send commands to the Internet to get information, then the Internet sends the information back to the customer. Currently, most two-way Internet service is via telephone land lines. Two-way microwave service is a relatively new product.

Our plan in applying for a test permit is to ask the FCC to grant a test permit for two-way service at less than our fully allowable license capacity, which could be granted while we wait for the FCC to announce its timetable for accepting two-way applications. The major cost components of either the two-way license or the development authority are engineering costs and legal costs to prepare and submit the application. We estimate that we can afford to complete and submit either the development authority or the two-way license application from our existing cash reserves.
                                  - 6 -
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Another possible means to enter  high speed, two-way Internet service might involve use of a spread spectrum in which unused frequencies at ranges that do not require an FCC license could be used for the incoming access from customers. This method has technical limitations that make it appear unfeasible right now. Spread spectrum frequencies generally have a range of only one or two miles. To reach customers, many point to point antennas would have to be erected close to the customers' locations. Installing these point to point antennae would be very expensive. Other spread spectrum solutions are being explored and tested by various developers that are unaffiliated with our Company. We have considered the possibility of a spread spectrum approach but are not pursuing it now because it appears to us to be too expensive and risky.

The high speed, two-way Internet business has many risks and uncertainties, including:

- not receiving the necessary FCC authorizations for two-way licenses on terms acceptable or affordable to us; and

- not having access to sufficient channel capacity on commercially acceptable terms;

We cannot be sure that our business plan will provide our stockholders with a recovery on their investments or that it will produce or maximize future value.

We are also uncertain about the degree of subscriber demand for WBA services, especially at pricing levels at which we can achieve an attractive return on investment. We cannot be sure that there will be sufficient subscriber demand for such services to justify the cost of their introduction, or that we can successfully compete against existing or new competitors in the market for such broadband services. We expect that the market for any such services will be extremely competitive. See, Competition.

On April 7, 1999, we had six full time and one part time employees. We do not presently have sufficient sales staff to develop our proposed Internet business. As of April 7, 1999, three computer stores in the Mobile area were demonstrating our high speed download product on thirteen work stations. Before we can fully develop its Internet business it will be necessary to develop a sales program. We are attempting to train our existing sales staff on marketing techniques, including telemarketing. See, Risks.

We have no subsidiaries.

Regulation

The wireless cable industry is highly regulated by the FCC and other governmental agencies. Wireless cable companies are subject to federal, state and local regulation, as described below.
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FCC Regulation

The FCC has granted wireless cable service providers access to a series of channel groups, generally in the 2.5 to 2.7 GHz range of microwave radio frequencies. These channel groups consist of Multipoint Distribution Service
(MDS) channels, which are allocated for commercial use and Instructional Television Fixed Service (ITFS) channels that are primarily authorized for educational purposes. Currently, up to 33 total channels are potentially available for licensing, lease or purchase by wireless cable companies in each market. Up to 13 MDS channels in any given market typically can be owned or leased by wireless cable operators for full-time usage without programming restrictions. The remaining 20 frequencies in a given market generally are allocated for ITFS use. Wireless cable providers can lease excess channel capacity from ITFS licensees as long as the licensees provide a prescribed minimum amount of educational programming over their channels. Wireless cable companies generally are prohibited from owning ITFS channels. ITFS licensees are currently allowed to meet their minimum educational programming requirements for all licensed channels using only one channel per four-channel group via channel loading, if desired.

In the Mobile, Alabama, market, we control seven of the eleven MDS frequencies that are licensed for full time usage without programming restrictions. We lease the E Group (E-1, E-2, E-3, and E-4) frequencies from TV Communications Network, Inc. (TVCN), of Denver. We were unable to lease the E Group for a second five year term when this lease expired earlier this year, and we are currently leasing the E Group from TVCN on a month to month basis for $1,200 per month. We believe that we would be offered an equal opportunity to bid on the E Group, should TVCN decide to sell them, but we cannot be sure that we would succeed in purchasing them. We own the licenses for three MDS frequencies in the H Group (H-1, H-2, and H-3). The remaining four MDS frequencies in Mobile are owned by an unaffiliated third party, and we do not have rights to use them.

We also lease the Mobile, Alabama, G Group of four ITFS frequencies from the North American Catholic Educational Programming foundation, Inc. (NACEPH) for $1,000 per month. We are in our second five year term for this lease, which expires in August of 2002.

We believe that we comply with all FCC requirements to operate our licenses. The basic requirement is that we place the frequencies in service according to their licenses. Annually, we complete a report that tells the FCC how many hours we transmitted during the preceding year, what categories of programming were transmitted and any periods of service outages we experienced. Each August the FCC publishes a regulatory fee assessment for each category of operations, with the fee due in September. The FCC has the authority to issue fines for default on any of these requirements, or the FCC may rescind our license authority, requiring that our transmissions be terminated. We believe we are current in all regulatory requirements, and we have legal counsel monitor regulatory developments to assist us in our compliance.

FCC rules generally prohibit the ownership or leasing of MDS and ITFS authorizations by traditional franchise cable companies if the MDS facility is located within 35 miles, or the ITFS facility is located within 20 miles, of
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the cable company's franchise or service areas. Pursuant to the
Telecommunications Act of 1996, the cable-MDS cross-ownership rule does not apply to a cable operator in a franchise area in which the operator is subject to effective competition.

Authorizations have been issued, or applications are currently pending, for the vast majority of MDS licenses in major U.S. markets. Under the current regulatory structure, as discussed below, only holders of a Basic Trading Area
(BTA) authorization may apply for available, unlicensed, MDS frequencies within the BTA. In a number of markets, certain ITFS frequencies are still available. However, except as noted below, eligibility for ownership of ITFS licenses is generally limited to accredited educational institutions, governmental organizations engaged in the formal education of enrolled students and non-profit organizations whose purposes are educational and include providing educational and instructional television material to such accredited institutions and governmental organizations. Non-local, qualified applicants must demonstrate that they have arranged with local educational entities to provide them with programming and that they have established a local programming committee.

From November 1995 through March 1996, the FCC auctioned all available MDS rights on the basis of BTAs, with one such authorization available per BTA. The winning bidder has the exclusive right to apply to operate one or more unlicensed MDS channels within the BTA, as long as proposed stations operating on these channels comply with the FCC's interference requirements and certain other rules. In order to provide wireless cable service in these markets, the BTA licensee must also secure the right to a transmission facility. A BTA licensee has a five-year build-out period within which to expand or initiate new service within its BTA. It may sell, trade or otherwise alienate all or part of its rights in the BTA and may also partition its BTA along geopolitical boundaries and contract with eligible parties to allow them to apply for MDS authorizations within the partitioned area, and conversely, acquire such Rights from other BTA licensees. The license term for each station authorized under these BTA procedures is ten years from the date on which the BTA auction closed.

It was in this regulatory environment that we received our eleven licenses designed for wireless cable TV operations in the Mobile, Alabama, area. We own licenses for three MDS channels and we lease eight ITSF channels from a Roman Catholic educational institution. See, Description of Property.

The licenses granted to us by the FCC require us to construct transmission
capabilities for a number of channels in our Mobile market.   If we do not
meet these construction commitments, and if the FCC does not grant an extension of time to construct the required transmission facilities, the FCC has the authority to revoke our licenses and we would lose our rights to lease these channels. We have fulfilled all of our present construction commitments for our FCC licenses.
                                  - 9 -
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Two-Way Operations

In September 1998, the FCC issued formal rules for two-way use of MDS and ITFS channels. We expect to apply for two-way licenses in accordance with the
filing schedule established by the FCC.   Some other cable operators have
filed petitions with the FCC for reconsideration which propose to refine the
two-way rules.   We believe that actual implementation of two-way commercial businesses will require some changes in the existing two-way rules along with filing windows by the FCC for operators such as our Company to submit licensing applications.

The FCC has also adopted a number of ITFS rule changes that permit licensees to meet the ITFS educational programming requirements by providing voice and data services. In a digital environment, the ITFS licensee must retain 5% of its capacity for such ITFS programming. ITFS leases may now extend for a period of fifteen years. Certain of these new rules are also subject to pending petitions for reconsideration.

The two-way licensing process will require substantial frequency engineering studies and negotiations with other MDS and ITFS license holders in markets adjacent to that of a two-way license application. These studies and negotiations are expected to significantly increase the implementation costs of two-way digital services. The process may involve channel swapping among licensees within individual markets. If we decide to apply for two-way licensing from the FCC, we may be required to negotiate with other MDS and ITFS frequency licensees for the frequencies that will be necessary to operate such a system.

Telecommunications Act of 1996

The Telecommunications Act of 1996 Act became law on February 8, 1996 (the 1996 Act). Among other things, the 1996 Act eliminated the cable/telephone cross-ownership restriction, allowing a telephone company the option of providing video programming within its telephone service area over a cable system or a video platform. Conversely, cable companies are now permitted to provide telephone service. The 1996 Act also limited, and in some cases eliminated, FCC regulation of cable rates established by the Cable Television Consumer Protection and Competition Act of 1992 (1992 Cable Act), depending upon the size of the cable system and whether that system is subject to effective competition and the nature of the rate. Small cable operators and systems subject to effective competition are now exempt from rate regulation as a result of the 1996 Act. The 1996 Act also vests the FCC with exclusive jurisdiction over the provision of Direct Broadcast Satellite (DBS) and preempts the authority of local authorities to impose certain taxes on such services.

While current FCC regulations are intended to promote the development of a competitive subscription television industry, we cannot be sure that these regulations will have a favorable impact on the wireless cable industry as a whole and/or our Company in particular. In addition, the FCC's regulation of other spectrum could permit the operation of other wireless services to interfere with MDS and ITFS frequencies.
                                 - 10 -
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The 1996 Act mandated that the FCC adopt regulations to prohibit restrictions that impair customers' ability to receive video programming services through reception devices. The FCC has adopted rules that prohibit restrictions that impair the installation, maintenance or use of an antenna that receives wireless cable signals, where the antenna is one meter or less in diameter or diagonal measurement. The FCC has concluded that a restriction impairs if it unreasonably delays, prevents or increases the cost of installation, maintenance or use, or precludes reception of an acceptable quality signal. Prohibited regulations include, but are not limited to, any state or local law or regulation, including zoning, land use, or building regulation, or any private covenant, homeowner's association rule or similar restriction on property within the exclusive use or control of the antenna user where the user has a direct or indirect ownership interest in the property. The matter of whether the FCC's preemption authority extends to property not within the exclusive use or control of a person with an ownership interest, such as a rental property, remains pending.

The 1996 Act also requires all providers of telecommunications services to contribute to a national Universal Service Fund (the Fund). The Fund was created to promote the availability of telecommunications services to those in low income, rural, insular and high cost areas at rates that are reasonably comparable to the lower rates charged in urban areas. The 1996 Act expanded the purpose of the Fund to include provision of affordable access to advanced telecommunications services for schools, classrooms, health care facilities and libraries. Previously, only telephone companies were required to contribute to the Fund. The FCC is considering whether and to what extent wireless cable operators, such as our Company, must contribute to the Fund. This matter remains pending before the FCC.

Pursuant to the 1996 Act, video programming distributors, including wireless cable operators, will be required to provide closed captioned video programming on a phased-in basis starting on January 1, 2000. Requirements to pass-through captions already contained in programming and to maintain captioning at 1997 levels became effective on January 1, 1998. Because ITFS programming, as a class, is exempt from captioning requirements, wireless cable operators that retransmit such programming are not required to provide it with closed captioning.

Pending Legislation

The State of Alabama and its local, political subdivisions do not impose any direct taxes, such as sales tax or franchise taxes, on our wireless services, either television or Internet. From time to time discussions are had about the possibility of imposition of such taxes in Alabama, but no concrete proposals are pending before the Alabama legislature now.

Legislation has been introduced in several other states that would authorize state and local authorities to impose taxes on providers of subscription television programming, including wireless cable operators, based upon their gross receipts comparable to the franchise fee cable operators pay. While the proposals vary among states, such legislation would require as much as five percent of gross receipts to be paid by wireless cable operators to local authorities.

Although the majority of states impose a sales/use tax on the sale of certain telecommunication services, the proliferation of new and emerging services has made unclear the distinction between taxable telecommunication services and non-telecommunication services. Internet access services could be classified as telecommunication services in some states. In 1998 the United States Congress enacted a three-year moratorium on the imposition of any new taxes on Internet services.

We cannot be sure that legislation similar to what is described in the above paragraphs will not be introduced or adopted in Alabama in the foreseeable future.

Other Forms of Regulation

Federal law requires all cable companies to obtain local or state franchises prior to constructing a subscription television distribution system. Cable companies are defined in Section 602 of the Communications Act. Because wireless cable systems deliver programming to subscribers by means of microwave facilities rather than through coaxial cable that cross public rights-of-way and are not specifically defined as cable systems in Section
602 of the Communications Act, the 1992 Cable Act, or in earlier statutes or FCC regulations, wireless cable systems have not been considered cable companies under FCC rules in this context. In Alabama, wireless cable companies such as ours are not required to obtain franchises and are generally not subject to state regulation by public utility or cable commissions.

The Company is also subject to various FCC regulatory limitations relating to ownership and control. The 1996 Act and FCC rules require the FCC's approval before a license may be assigned or control of the licensee may be transferred. Moreover, the 1996 Act provides that certain types of licenses, including those for MDS stations, may not be held directly by corporations of which non-U.S. citizens or entities (Aliens) own of record or vote more than 20% of the capital stock. In situations in which such a FCC license is directly or indirectly controlled by another corporation, Aliens may own of record or vote no more than 25% of the controlling corporation's capital stock.

Wireless cable operators are also subject to regulation by the Federal Aviation Administration (FAA) and the FCC with respect to construction of transmission towers and certain local zoning regulations affecting construction of such towers and other facilities. The FAA must approve antenna towers that are more than 200 feet tall. We lease space on a tower that has already been approved by the FAA. Therefore, we have not needed and do not expect to apply for tower permits from the FAA.

Under the federal copyright laws, permission from the copyright holder generally must be secured before a video program may be retransmitted. Under
Section 111 of the Copyright Act, certain cable systems are entitled to engage in the secondary transmission of broadcast programming without the prior permission of the holders of the copyright in the programming. To do so, a cable system must secure a compulsory copyright license. Such a license is obtained upon the filing of certain reports with, and the payment of certain fees, to the U.S. Copyright Office. In 1994, Congress amended copyright law to permit wireless cable operators to rely on the cable compulsory license under
Section 111 of the Copyright Act.

Section 119 of the Copyright Act provides for a similar compulsory-licensing program for the retransmission of broadcast programming to the home via satellite. In 1997, the Copyright Arbitration Royalty Panel significantly increased the rates of entities operating under Section 119. While this action has no direct impact on the rates applicable to our services, it has generated a debate over the differences in the compulsory licensing schemes and the disparity of the rates. Our operations may be adversely affected if existing laws or regulations applicable to our copyright royalty liability are modified or new laws are adopted.

Under the retransmission consent provisions of the 1992 Cable Act, wireless and hardwire cable operators seeking to retransmit certain commercial television broadcast signals must first obtain the permission of the broadcast station whose signal it wishes to retransmit. However, wireless cable systems, unlike hardwire cable systems, are not required under the FCC's must carry rules to retransmit a specified number of broadcast television channels. We carry seven such off-the-air channels in Mobile, including ABC, CBS, NBC, and Fox.

Internet Regulation

Internet access providers are not currently subject to direct economic regulation by the FCC or any state regulatory body, other than the regulations that apply to businesses generally. In April 1998, the FCC reaffirmed that Internet access providers should be classified as unregulated information service providers rather than regulated telecommunications providers under the terms of the Federal Telecommunications Act of 1996. As a result, we are not subject to federal regulations applicable to telephone companies and similar carriers merely because we provide our services using telecommunications services provided by third-party carriers.

On June 3, 1999, the U.S. District Court for the District of Oregon ruled that the City of Portland and Multnomah County could adopt open access ordinances, requiring AT&T Corp to allow ISPs who are unaffiliated with AT&T to connect their equipment directly to AT&T's cable modem platform, bypassing AT&T's own proprietary cable ISP. The court ruled that the city and county ordinances are not preempted by federal laws, including the FCC's regulation of cable television. The court's decision would allow local governments to mandate existing cable TV operators to permit unaffiliated, competing ISP's to use the cable lines to provide service to homes and businesses. Coaxial cable permits Internet access at much higher speeds than can be had over telephone lines including ISDN lines.

AT&T has appealed the Oregon court's decision, and on August 16, 1999, the FCC filed a friend of the court brief with the 9th Circuit which also urged the
court to overturn the District Court decision.   The decision raises major
uncertainties for the future of wireless Internet access services like ours. For instance, open access to cable lines could greatly increase the competitiveness of ISP's in high speed access, because they could provide high speed access over existing cable lines without making the capital investment required for a cable system. In addition, the court's ruling may mean that state and local governments have authority impose a variety of additional regulations on the Internet. We are uncertain how the Oregon decision may affect our business. If the decision is allowed to stand, it may adversely affect our business in many unforeseen ways, including greatly increasing high speed Internet competition or by permitting additional local regulations that restrict our business or raise our cost of doing business.

Governmental regulatory approaches and policies to Internet access providers and others that use the Internet to facilitate data and communication transmissions are continuing to develop and in the future we could be exposed to regulation by the FCC other federal agencies or by state regulatory agencies or bodies. For example, the FCC has expressed an intention to consider whether to regulate providers of voice and fax services that employ the Internet or IP switching as telecommunications providers even though Internet access itself would not be regulated. The FCC is also considering whether providers of Internet-based telephone services should be required to contribute to the universal service fund, which subsidizes telephone service for rural and low income consumers, or should pay carrier access charges on the same basis as applicable to regulated telecommunications providers. To the extent that we engage in the provision of Internet or Internet protocol based telephony or fax services, we may become subject to regulations promulgated by the FCC or states with respect to such activities. We cannot assure you that such regulations will not adversely affect our ability to offer certain enhanced business services in the future.

Due to the increasing popularity and use of the Internet by broad segments of the population, it is possible that laws and regulations may be adopted with respect to the Internet pertaining to content of Web sites, privacy, pricing, encryption standards, consumer protection, electronic commerce, taxation, and copyright infringement and other intellectual property issues. We cannot predict the effect, if any, that any future regulatory changes or developments may have on the demand for our access or enhanced business services. Changes in the regulatory environment relating to the Internet access industry, including the enactment of laws or promulgation of regulations that directly or indirectly affect the costs of telecommunications access or that increase the likelihood or scope of competition from national or regional telephone companies, could materially and adversely affect our business, operating results and financial condition.

Markets

International Data Corporation estimates that there were over 38 million Web users in the United States and over 68 million worldwide at the end of 1997. International Data Corporation projects that the number of Web users will increase to over 135 million in the United States and over 319 million worldwide by the end of 2002. In a report issued in April 1998, the U.S. Department of Commerce estimates that traffic on the Internet is doubling every 100 days. Additionally, Forrester Research estimates that the number of Web sites in the United States will increase from approximately 450,000 in 1997 to nearly four million in 2002.

We currently propose to serve only one local market -- in and around Mobile,
Alabama.    The Mobile, Alabama, market has 12,000 potential business users of our service. Each of our eleven frequencies -- 7 MDS frequencies and 4 ITFS frequencies -- can serve approximately 1,650 subscribers at any given time. Although we may expand to other markets if we believe we can successfully and profitable develop those markets, our efforts for the present will be focused on Mobile.


Competition

Wireless Cable TV

In the Mobile, Alabama television market, we must compete against television signal transmission from local stations, including those with national network affiliations including ABC, CBS, NBC, and Fox and cable television, against three cable systems in Mobile, and against direct satellite systems, including Primestar, Echostar, and Direct TV. We lease or own eleven wireless frequencies, which also limits our programming capacity, compared to cable and direct broadcasters.

We have decided to gradually reduce and eventually discontinue our wireless cable TV business, because, among other things, existing competitors can provide better service to TV viewers in a more cost effective manner. We are no longer marketing our wireless cable TV service or making new installations. As customers discontinue our service, which they may do for a variety of reasons including better channel selection, better signal reception, and better maintenance service, we are reducing our TV customer base. We are refocusing our attention on wireless Internet access service.

Internet Access

The Internet is available to anyone who has conventional telephone service. The market for Internet access is highly competitive and fragmented with over 4,800 Internet service providers, primarily in local markets and averaging less than 5,000 customers each. Although most service providers are small and local, a number of very large companies have entered the business on a national scale, with resources for development of proprietary, value-added services and networks. These large businesses, such as America Online, Microsoft, and AT&T, have brand name recognition and use marketing techniques and resources, including television, radio, and mass mailing campaigns, that give them competitive advantages over small, new companies like ours.

Average Internet download speeds may vary widely based upon a number of factors including the capacity of the Internet Service Providers (ISPs) connectivity to the Internet, the number of users downloading information at any one time from an ISP, speed of the telephone return path and the characteristics of the user's personal computer. The Company's principal target market is small to mid-size business customers. The overall demand throughout the United States for Internet services is expected to grow substantially, led by increased utility of the Internet to corporate and consumer users, new software applications, availability of faster access speeds and rising personal computer penetration.

The Internet access business is highly competitive. Barriers to entry are relatively low. Current and potential competitors include local, regional and national ISPs, telephone companies, franchise cable operators and DBS service providers. We believe our principal competition will come from high-speed Internet access alternatives and not from slower dial-up connections to the Internet. These principal competitors include franchise cable companies offering high-speed Internet over their networks, telephone companies such as local exchange carriers (LECs) and competitive local exchange carriers (CLECs) using ISDN, and digital subscriber lines (DSL) or T1 connections, ISP's offering a similar variety of connections as LECs and CLECs, and DBS providers.

We believe that we have a competitive advantage in achieving relatively fast download speed from the Internet with less capital investments than typically required by franchise cable operators to upgrade their networks or by LECs and CLECs offering DSL connectivity. Our transmitters radiate a broadcast signal in about a 35 mile radius from the antenna tower, covering about 4,000 square miles. The cost for us to cover that territory might be $500,000 in capital expenditures, compared to capital expenditures for telephone or cable TV lines of several million dollars. Therefore, we expect to be able to charge a lower service fee for our service than networks using land lines.

We believe that competition will intensify in the future and that our ability to be successful in this business will depend on a number of factors, including customer demand for high-speed Internet access services, acceptable pricing structures for high-speed Internet services, reliable subscriber equipment and our financial ability to service and grow the high-speed Internet business. Many of our existing or potential competitors in the Internet access business have greater name recognition and financial, technical and human resources than we do and may be better equipped to develop, deploy and operate Internet access systems.

The high-speed Internet access business and other businesses, such as WBA, that use digital technologies present increased competition to us for the renewal of channel lease agreements. This increased competition arises because high-speed Internet access and certain other businesses that use digital technologies may require fewer channels than the traditional analog video use of wireless cable spectrum where a practical minimum of about 20 channels is required. We could lose channels to competitors or incur higher costs to renew or retain its existing channels.

We believe that our service offers communications links at higher speeds, reducing the waiting time that is characteristic of Internet services in which users must wait for large computer files to be downloaded to them over traditional telephone lines.

Most telephone services in the U.S.A. that connect customers to the Internet, do so at 28 kilobits per second. With these accounts, called dial-up accounts because they use a conventional telephone service, a customer has to wait while large files such as graphics download to the computer screen. To get higher speeds on telephone lines, higher quality lines are needed. If Telephone carriers charge more for the higher quality lines. For example, telephone companies currently charge $1,000 to $1,500 per month to deliver commercial quality, high speed broadband service with speeds up to 1.2 megabits per second over land lines. Wireless cable microwave service can deliver the same commercial quality, high speed broadband service for $500 per month. Sprint and MCI/WorldCom have recently entered or begun acquisitions of companies that provide wireless cable service in order to provide high speed broadband service to customers.

We hope to take competitive advantage of the higher access speed as well as the comparatively low capital investment requirements of our system, compared to laying and maintaining land lines for telephonic or cable connections. The communications industry has identified the need for higher speed communications as a major competitive goal in providing Internet access, and it is likely that large businesses will improve their Internet access speeds by improving land line capacity and speed, improving computer communication efficiency (such as faster modem speed), and offering wireless access similar to our own. Thus, the already intense competition not only for content but also for speed, dependability, and quality of delivery, will only increase pressure on small businesses such as ours to stay competitive in the future.

Wireless Broadband Access

We believe that the best use of wireless cable spectrum is to serve small and medium-sized business customers with fixed, two-way high-speed data and telephony services. We are not presently offering WBA services. We face two principal types of competition for WBA services. One group of competitors is telephone companies such as LECs and CLECs that offer a wide variety of non-wireless broadband T1, T3, DSL and fiber connectivity for business customers. The other group of competitors is companies that offer or plan to offer WBA services using radio frequencies other than wireless cable spectrum. These competitors include companies operating in local multipoint distribution service spectrum (27.5 to 28.35 GHz, 29.1 to 29.25 GHz and 31.0 to 31.3 GHz) and in the 24 GHz and the 39 GHz bands. The Company believes that other frequencies of radio spectrum are also being evaluated for WBA services by competitors. All WBA providers are potentially competitors of the LECs because the WBA technologies bypass the local customer access lines of the LECs and the related costs charged by the LECs to access such lines. The various radio spectrum used by WBA providers is subject to different physical broadcast properties and FCC licensing rules.

A broad range of companies engaged in the communications and entertainment businesses will be actual or potential competitors. Pending and future technological and regulatory developments may result in additional competitors and alternate means of providing broadband services. Almost all of our competitors for broadband services are larger and have more capital, technology and human resources. We depend upon regulatory and technology actions, among other factors, in order to successfully implement our strategy. (See -- Our Business Plan.)

Bundled Services

Many franchise cable companies have begun offering or announced their intentions to offer, high-speed Internet access over their networks. At least one DBS provider also offers high-speed Internet access. AT&T Corp. (AT&T) has completed its acquisition of Tele-Communications, Inc. (TCI) and has announced its intention to use the cable network of TCI to distribute data and telephone services of AT&T. AT&T has also announced ventures with other franchise cable companies to distribute AT&T products. This bundling activity increases competition for the Company because of the attractiveness to customers of purchasing bundled services from one provider and because of the opportunity for the provider to price bundled services more competitively than individual services that we can offer.

Risks

We are a new company with limited operating history.

Our Company was formed in late 1997 and began operations with the confirmation of the Plan and emergence of our business from bankruptcy in January 1998. Since then we have continued to operate our wireless cable TV business in Mobile, Alabama, but we have suspended our efforts to attract new wireless cable TV business. We began offering high speed, one-way Internet service in 1998. We cannot be sure that we will be successful in this or any other business line and do not have a track record of success in any business.

We have a history of losses and expect more losses in the foreseeable future.

Our predecessor, Mobile LLC, filed for Chapter 11 bankruptcy proceedings in 1997 because it was unable to operate profitably. Since we emerged from bankruptcy in early 1998, we have continued to experience losses from operations. We have determined to suspend installations for new customers in our only business line with an operating history, the wireless cable TV business, because we believe new installations would not be profitable. We can expect losses in our Internet business line until we build a large enough customer base to generate revenue in excess of start-up and operating costs.

We do not have reliable projections of how long it may take to generate positive cash flow or operating profits from the Internet business. We have ongoing operating costs including rent, license fees for our broadcast frequencies, and debt service. We believe that, to make a profit from our current business, we must expand our Internet customer base to at least 3,000 customers from a current customer list of approximately 260. Accordingly, we cannot expect to operate at a profit in the foreseeable future.

We will need additional capital to continue and expand operations.

Since we began operations we have depended on capital provided by financing during the bankruptcy proceedings as well as on equity provided by exercise of warrants for our common stock which were issued as part of the reorganization. Assuming we can successfully grow our new high speed Internet access business, we likely must find additional capital, either in the form of loans or sale of more equity, to invest in equipment necessary for that business and to provide operating capital until the Internet business generates positive cash flow. Given our history of losses and lack of operating history, we cannot be sure that we will be able to raise sufficient capital to continue in business until we become profitable.

Our management is inexperienced in the wireless cable or Internet business.

Our board of directors was formed from investors in Mobile LLC who were willing to invest their time and energy in saving that business and in building our Company when it was formed. None of our directors have any prior experience either in the wireless cable business or in the Internet access business. We have existing staff in Mobile with experience in the wireless cable business not in the Internet access business. We are currently seeking a manager with the talent and experience necessary to make our new business succeed. We do not know if we will be able to attract the necessary new employees and managers with our limited resources.

Our senior secured indebtedness is due and unpaid.

In 1997 and 1998, our operations were partially financed by loans from two or our directors, totaling $250,000 principal amount. Each loan is secured by essentially all of our assets, including our wireless frequency licenses. These loans are now due and payable in full, together with accrued, unpaid interest. The lenders have not demanded payment nor declared the loans in default, but they also have not waived any provisions of the loan agreements. We are negotiating an extension or settlement of this indebtedness, but if we are unable to renegotiate the terms of this debt, the lenders could demand payment and foreclose on assets which are essential to continuing our business.

System failure could disrupt our business.

All of our broadcasting facilities are located in Mobile, Alabama. A failure of our broadcasting capability at our Mobile facilities due to mechanical failure, or due to natural disasters such as hurricanes that periodically occur on the coast of the Gulf of Mexico, where we are located, could cause a complete cessation of our ability to offer any services to customers. Such a failure would interrupt all revenues from subscriber services and prevent us from continuing or expanding our business until the system is fixed. Not only would we lose revenues, but customers might cancel their subscriptions and potential customers would not subscribe to our services, which would materially and adversely affect our financial condition and operating results. We have built a facility with redundant equipment to protect against equipment failure, and we believe that we could withstand all but the most severe natural disasters or equipment failures.

We must adapt to changing technologies and markets.

Both the wireless cable market and the Internet services market are susceptible to rapid changes due to technology innovation, evolving industry standards, changes in subscriber needs and frequent new service and product introductions. New services and products based on new technologies or new industry standards expose us to risks of equipment obsolescence. We will need to use leading technologies effectively, develop our technical expertise and continually improve our existing services on to compete successfully. We cannot be certain that we will be successful in using new technologies effectively, developing new services or enhancing existing services or that any new technologies or enhancements used by us or offered to our customers will be accepted in the marketplace.

Our ability to compete successfully will also depend on the continued compatibility and interoperability of our services with products and systems sold by various third parties. We cannot be certain that industry standards will be established or, if they become established, that we will be able to conform to these new standards to develop a competitive position in the market.

We are also at risk due to fundamental changes in the way that Internet access may be delivered in the future. Currently, Internet services are accessed primarily by computers connected by telephone lines. Recently, several companies have developed cable modems, some of which are currently offered for sale. These cable modems have the ability to transmit data at substantially faster speeds than the modems currently used. As the Internet becomes accessible by broad segments of the U.S. population through these cable modems and other consumer electronic devices, or as subscriber requirements change the means by which Internet access is provided, we will have to develop new technologies or modify our existing technology to accommodate these developments and remain competitive. Our pursuit of these technological advances may require substantial time and expense, and we cannot be certain that we will succeed in adapting our Internet access services business to alternative access devices and conduits.

Our new proposed Internet business depends on continued growth of the Internet.

Widespread use of the Internet is a relatively recent phenomenon. Our future success substantially depends on continued growth in the use of the Internet and the continued development of the Internet as a viable commercial medium. We cannot be certain that Internet usage will continue to grow as it has in the past or that extensive Internet content will continue to be developed and continue to be accessible for free or at nominal cost to Internet users. If the use of the Internet does not continue to grow or evolves in a way that we cannot address, our business, financial condition and operating results could be materially and adversely affected.

If we are unable to attract and retain qualified sales personnel for our sales program, we may not be able to obtain customers.

Our business strategy depends on hiring and keeping a qualified marketing staff to sell our new high speed Internet services, and we have not yet hired that sales staff. Our future success in high speed Internet services depends on our ability to market successfully to new customers in an environment that is increasingly competitive. We may not succeed in attracting and retaining qualified sales managers or other sales people, which is necessary for this type of marketing approach.

No market for our stock.

Prior to filing this registration statement there has been no active market for the sale of our stock. An active public market for our common stock may not develop in the future, and if it does not develop, investors may not be able to sell their stock at prices reasonably related to its fair market value. We filed this registration statement to comply with the Securities and Exchange Act of 1934 and to provide current, publicly available information on our Company in order to assist the development of a public market for our stock, which is held by a large number of small shareholders who received stock and warrants as part of the Mobile LLC Plan. As a general proposition, some of the following factors may affect the development of a market for our stock and market prices:

- Interest of the investment community in small, new companies in the high speed Internet access business.

- Our ability to follow through on our plans to develop a high speed Internet access business.

-     Our actual or anticipated operating results.

- Announcements of technical innovations or industry trends and our ability to keep up with them.

- Our ability to attract and retain key management, marketing, and technical personnel.

-     Operating results of other competing companies.

Substantial stock sales by existing investors could cause our stock prices to drop.

It is by no means certain that any market for our stock will develop. If a market does develop, many current investors (who were Mobile LLC investors and received their stock as part of the Plan), may wish to sell their stock. Most of these investors received stock which is eligible for resale because it was issued under an exemption from federal and state securities laws contained in
Section 1145 of the Bankruptcy Code. If a substantial number of investors decide to sell their stock after a market develops, it is likely that the market price of our stock would fall. This might make it more difficult for investors to sell their stock and might make it more difficult for us to raise needed capital in a future securities offering.

Item 2 Management's Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with our financial statements and notes appearing elsewhere in this registration statement. This registration statement contains forward-looking statements. The words, anticipate, believe, expect, plan, intend, estimate, project, could, may, foresee, and similar expressions are intended to identify forward-looking statements. These statements include information regarding expected development of our business and development of the wireless cable TV and Internet access service business where we will focus our marketing efforts. These statements reflect our current views about future events and financial performance and involve risks and uncertainties, including without limitation the risks described in Risk Factors. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, actual results may vary materially and adversely from those anticipated, believed, estimated or otherwise indicated.

Among the factors that could cause actual results to differ materially are the following: a lack of sufficient capital to finance our business strategy on terms satisfactory to us; pricing pressures which could affect demand for our services; changes in labor, equipment and capital costs; our inability to develop and implement new services such as wireless broadband access and high-speed Internet access; our inability to obtain the necessary authorizations from the FCC for such new services; competitive factors, such as the introduction of new technologies and competitors into the wireless communications business; or our Company's failure to attract strategic partners; general business and economic conditions; inexperience of management in deploying a wireless broadband access business.

We have sustained substantial losses since we began operations after confirmation of the Plan and we expect to continue incurring losses in the foreseeable future. We have suspended new installations of wireless cable customers, which was the primary business of the partnership which was our predecessor, and we have not yet substantially developed our high speed Internet access services or any other business services. Nearly all operating revenues since inception have come from wireless cable TV subscriptions, which are declining. We expect that revenues from wireless cable service will continue to decline. Unless we are able to find a new source of revenue, such as our Internet access service, we will be unable to continue as a going concern.

We do not have reliable projections of how long it may take to generate positive cash flow or operating profits from the Internet business. We have ongoing operating costs including rent, license fees for our broadcast frequencies, and debt service. We believe that, to make a profit from our current business, we must expand our Internet customer base to at least 3,000 customers from a current customer list of approximately 260. Accordingly, we cannot expect to operate at a profit in the foreseeable future.

We were formed in 1997 and took over the business of Mobile LLC upon confirmation of the Plan in January 1998. Our financial statements that accompany this registration statement present the results of operations for the business which the Company acquired on emergence from bankruptcy, for the years ended December 31, 1998 and 1997. Those financial statements have been retroactively restated to present the reorganization of our business as if we emerged from bankruptcy as of the earliest period presented. See, Note 1 to our Financial Statements.

The bankruptcy proceedings affected our financial condition and the way that we have reported our assets, liabilities, income and expenses. During the bankruptcy, we accrued certain liabilities which were ultimately discharged either as part of confirming the Plan at the beginning of 1998, or later during the year in 1998 after we emerged from bankruptcy. Prior to December 31, 1997, we accrued $61,500 in postpetition liabilities and $138,320 as prepetition liabilities subject to compromise. These amounts were both discharged in 1998 after we emerged from bankruptcy. These items are reported on the Statements of Cash Flows. We accrued $61,500 under Cash Flows from Operating Activities, in postpetition liabilities at December 31, 1997, that were discharged in fiscal 1998 with a resulting charge to Operating Cash Flow of $61,500. Similarly, Under Cash Flows from Financing Activities, we accrued $166,889 at December 31, 1997, and discharged prepetition liabilities of $138,320 in fiscal 1998.

On June 3, 1999, the U.S. District Court for the District of Oregon ruled that the City of Portland and Multnomah County could adopt open access ordinances, requiring AT&T Corp. to allow ISPs who are unaffiliated with AT&T to connect their equipment directly to AT&T's cable modem platform, bypassing AT&T's own proprietary cable ISP. The court ruled that the city and county ordinances are not preempted by federal laws, including the FCC's regulation of cable television. The court's decision would allow local governments to mandate existing cable TV operators to permit unaffiliated, competing ISP's to use the cable lines to provide service to homes and businesses. Coaxial cable permits Internet access at much higher speeds than can be had over telephone lines including ISDN lines.

AT&T has appealed the Oregon court's decision, and on August 16, 1999, the FCC filed a friend of the court brief with the 9th Circuit which also urged the court to overturn the district court decision. The decision raises major uncertainties for the future of wireless Internet access services like ours. For instance, open access to cable lines could greatly increase the competitiveness of ISP's in high speed access, because they could provide high speed access over existing cable lines without making the capital investment required for a cable system. In addition, the court's ruling may mean that state and local governments have authority impose a variety of additional regulations on the Internet. We are uncertain how the Oregon decision may affect our business. If the decision is allowed to stand, it may adversely affect our business in many unforeseen ways, including greatly increasing high speed Internet competition or by permitting additional local regulations that restrict our business or raise our cost of doing business.

Recent Events

Acquisition of Dibbs Internet

On August 25, 1999, Advanced Wireless Systems, Inc. (the Company) purchased all of the assets of Dibbs Internet Services, Inc. (Dibbs), an Alabama corporation, an Internet service provider in Mobile, Alabama, for a purchase price of $225,000. Dibbs provides Internet services to approximately 730 Internet customers in the Mobile metropolitan area via dial-in telephone line access. We will continue offering Dibbs customers the telephonic Internet service that they have now, and we will also offer them the opportunity to convert to use of our high speed wireless Internet service.

We acquired the Dibbs assets used in the operation of its Internet service, including its equipment, software, and the right to use the Dibbs trade name, for $225,000 cash, paid in full on August 25, 1999, to Dibbs and its sole shareholder and president, Diane Summers. We negotiated the purchase price with Ms. Summers, who is not affiliated with our Company, in arms-length negotiations. We used cash from our working capital reserves to pay the purchase price. We did not assume any liabilities of Dibbs in the transaction.

The assets purchased include the equipment necessary to service the Dibbs subscribers, including three computers, two network hubs, a Cisco 2500 router, software, a backup power supply and other network accessories. Dibbs services 730 subscribers, who use 56k, 64k or 128k ISDN telephone services and e-mail dial-up services. The Dibbs basic service begins at $19.95 per month. The subscriber base includes 58 domains and 47 commercial websites. In the first three months of 1999, Dibbs had average net income of $6,179 per month based on average revenues of $16,795 per month.

The asset purchase agreement includes a two year non-competition clause in which Dibbs and Ms. Summers agree not to compete with our Company in providing Internet services within a 75 mile radius of Mobile for two years. Ms. Summers also agreed to provide consulting services to us, to help us take over and operate the Dibbs business, for up to 60 days after the purchase, for $1,200 per week.

Impairment of Long-Lived Assets

In September 1999, the Company reconsidered and wrote down the value of its wireless frequency licenses by $303,797 during the 1997 fiscal year. The reasons for the write down include the decision in early 1998 to discontinue the wireless cable TV business and instead to develop a high speed Internet service, and to change the estimated useful lives of our license acquisition costs down from 15 years to 5 years. In early 1999, we had discontinued new installations of wireless cable TV service. The change in the way we use the licenses created an uncertainty over the future revenues from these services.

New Accounting Pronouncements

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130 (SFAS 130), Reporting Comprehensive Income. This statement requires that all items that must be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. We adopted SFAS 130 for the period ended December 31, 1997, which had no material effect on the accompanying financial statements.

In June 1997, the FASB issued Statements of Financial Accounting Standards No. 131 (SFAS 131), Disclosures about Segments of an Enterprise and Related Information. The statement requires us to report income/loss, revenue, expense and assets by business segment including information regarding the revenues derived from specific products and services and about the countries where we operate. The Statement also requires that we report descriptive information about the way that operating segments were determined, the products and services provided by the operating segments, differences between the measurements used in reporting segment information and those used in our general-purpose financial statements, and changes in the measurement of segment amounts from period to period. We adopted SFAS 131 for the period ended December 31, 1997.

In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AcSEC) issued Statement of
Position (SOP) 98-5, Reporting on the Costs of Start-up Activities.  SOP
98-5 establishes standards for the reporting and disclosure of start-up costs, including organization costs. We adopted SOP 98-5 on January 1, 1999. We believe that the adoption of this statement will not have a material effect on our financial position or results of operations.

Results of Operations

Results of Operations for the Six Months Ended June 30, 1999, as Compared to the Six Months Ended June 30, 1998

During the first half of 1999, we discontinued new installations of our cable TV service because it appeared to be unprofitable, and focused on generation of new business from Internet access service, of both the land based (telephonic) and microwave kinds. For the six months ended June 30, 1999, we had a net loss from operations of $442,195, which was a $103,546 (31%) increase from our operating loss of $338,649 in the first six months of 1998. Our basic loss per share was $.11 in the first six months of 1999, the same basic loss per share as in the first six months of 1998.

In the first half of 1999, we increased revenues and decreased operating expenses. This was due to the cessation of new cable TV installations and improvements in operating efficiency. We hired a general manager and office manager who were much more qualified on the technical side of our business and who were able to improve our operating efficiency in offering Internet service. For the six months ended June 30, 1999, operating revenue increased $1,679 (4%) to $42,490, up from $40,811 for the same period in 1998. At the same time, operating expenses decreased by $11,744 (15%) to $64,353, down from $76,097 in the first half of 1998. We substantially decreased operating expenses by negotiating a reduction of $800 per month in our monthly lease rate for one of our channel leases (from $2,000 to $1,200 monthly).

Our new general manager and office manager, together with our president, we took several cost savings steps in late 1998 and early 1999. The monthly salaries of the new general manager and office manager were $1,666 less than the individuals they replaced. We renegotiated our building rent in Mobile from $2,800 monthly to $1,500 monthly. We returned some cellular telephones used in the field, saving $200 per month. We eliminated three telephone lines saving $180 per month. We eliminated outside contractors for installations and networking office personal computers and began doing that work with our own personnel, saving about $800 per month. We changed the carrier for PRI lines, saving $700 per month. These savings total about $4,840 monthly.

Our general and administrative expenses rose in the first half of 1999. First half 1999 general and administrative expenses were $325,424, a $160,181 (97%) decrease from first half 1998 G & A expenses of $165,243. We attribute the increase mainly to increased salaries and professional fees in 1999 compared to 1998, particularly in the three months ended June 30, 1999, as we prepared our first annual audit since the bankruptcy and prepared this registration statement. Professional fees totaled only $10,475 in the three months ended June 30, 1998, but increased to $88,993 for the same period in 1999.

Depreciation and amortization expenses declined by $43,212 to $94,908 in the first half of 1999, a 31% drop from depreciation and amortization charges of $138,120 in the first half of 1998, primarily because some short-lived equipment became fully depreciated by the end of 1998. We depreciate substantially all of our capitalized assets using the straight-line method.

Interest expense increased by $1,027 (10%) in the first half of 1999 over 1998, due to increased borrowings from insiders. The interest charges are, for the present, being accrued and not repaid. In March and May, 1999, the loans on which this interest accrued became due and payable in full. These loans were made to us by two of our directors during 1997 and 1998 to fund our continued operations. The lenders have neither demanded repayment nor declared a default in the loans, but they also have not waived their rights to do so. The loans are secured by nearly all of our assets, including our wireless frequency licenses. If we are unable to renegotiate or settle these debts, the lenders could demand repayment of the loans and foreclose on our property, in which case we would be unable to continue operations.

Results of Operations for the Twelve Months Ended December 31, 1998, as Compared to the Twelve Months Ended December 31, 1997

We had a net operating loss for the year ended December 31, 1998, of $665,554, compared to an operating loss of $901,523 in 1997. The net change in our operating loss resulted from several factors:

- In September 1999, the Company reconsidered the value of our wireless frequency licenses and decided to write them down by $303,797 during the 1997 fiscal year. The reasons for the write down include the decision in early 1998 to discontinue the wireless cable TV business and instead to develop a high speed Internet service, and to change the estimated useful lives of our license acquisition costs down from 15 years to 5 years. In early 1999, we had discontinued new installations of wireless cable TV service. The change in the way we use the licenses created an uncertainty over the future revenues from these services.

- Nearly all operating revenues in both years came from wireless cable TV subscriptions. Our operating revenues versus operating costs nearly broke even in fiscal 1997 but suffered substantial losses in 1998, as we began to reduce the wireless cable services that had produced our operating revenues. Operating revenues decreased by $28,777 (21%) to $106, 602 in fiscal 1998, from $135,379 in 1997. The decrease was mainly due to cancellations of service by our wireless cable TV subscribers. At the same time, Operating expense rose by $23,767 (17%) to $159,840 in 1998, compared to $136,073 in
1997. The increase was caused by costs, such as outside labor and consulting, associated with the start-up of our Internet services, which we began to offer in May 1998.

The largest component of the change in operating loss from 1997 to 1998 was the $303,797 charge incurred for impairment of license acquisition costs.

In 1997, we realized non-recurring, non-operating income of $313,717 from recovery of funds during the Chapter 11 bankruptcy case. This amount was more than twice our 1997 operating income, and it dramatically reduced our net loss. This payment, which is shown as Bankruptcy Recoveries on our Statement of Operations for the year ended December 31, 1997, reduced the net loss for 1997 from $605,575 to $291,858.

In 1998, our total losses were $683,771, a $88,616 (15%) increase from 1997 losses of $595,656. The total 1997 loss included the $303,797 expense for impairment of assets, which was offset by the extraordinary $313,717 gain for bankruptcy recoveries. Without these two components, our 1997 total loss would have been $605,575.

Liquidity and Capital Resources

Our financial statements for the years ended December 31, 1999 and 1998, contain a going concern qualification from our auditors. We emerged from bankruptcy in early 1998 and since then have continued to sustain operating losses. During the past two years, both during and after the Chapter 11 case, we have satisfied our working capital needs primarily through our financing activities including raising capital through sale of certificates of indebtedness, loans from our directors, and the exercise of warrants that were issued as part of the Plan. In order to continue as a going concern we must develop a profitable Internet access service. We probably must also raise additional equity capital for development and expansion, possibly in a public offering of securities. We believe that we have sufficient liquidity for the short term. We estimate that our existing reserves could provide about six months of operating capital, as of September 1999.

Secured loans from two of our directors in the principal amount of $250,000, plus accrued interest of $44,472, became due and payable on March 31 and May 21, 1999. At June 30, 1999, accrued interest on these loans was $50,097. The directors have not demanded repayment of these loans, but neither have they waived their rights to demand payment or declare a default. We are attempting to settle or renegotiate these loans, but if we are unable to settle or renegotiate them, we could not repay them from our cash reserves without jeopardizing our capital reserves. The loans are secured by all of our property including our FCC licenses, which are essential to our continued operations.

We had total assets of $756,479 at June 30, 1999, $519,854 at December 31, 1998, and 955,249 at December 31, 1997. At December 31, 1998, license acquisition costs represented $256,962 (49% of our total assets), compared to $361,203 (38% of our total assets) in 1997. License acquisition costs include costs incurred to develop or acquire our wireless cable licenses. All of our licenses were acquired prior to January 2, 1998.

Under SFAS No. 121, we are required to periodically review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We implemented the provisions of this policy for the years ended December 31, 1998 and 1997.

After considering the Company's history of operating losses and the uncertainty of a continuation of future operating losses, changes in the Company's strategic direction, and certain industry factors, the Company determined that assets with a carrying value of $620,848 were impaired according to the provisions of SFAS No. 121, and wrote down the carrying value of such assets by $303,797 as of December 31, 1997, to their estimated fair value. Fair value was based on recent transactions in the wireless cable industry, including changes in the Company's use of these assets, and estimates of the future earnings from alternative uses for these assets.

At June 30, 1999, license acquisition costs had decreased by another $52,120 to $204,236. This decrease represented amortization of these costs in the first six months of 1999.

Our inventory did not change materially from December 31, 1999 to June 30, 1999, because we did not continue using our inventory after discontinuing new wireless cable TV service. Our accounts receivable rose to $24,600 at June 30, 1999, from $18,000 at December 31, 1998, $6,400 (a 36% increase). Our deposits decreased to $300 at June 30, 1999 from $15,900 at December 31, 1998, again because of our phasing out the wireless cable TV service. License acquisition costs and organization costs continued to decrease in the first half of 1999 because of depreciation and amortization of those costs.

Operating Activities. For the year ended December 31, 1998, cash used in operating activities was $448,882, compared to cash used in 1997 operating activities of $20,191. In the second half of 1997, we received a payment of $313,717 from the former receiver for Mobile LLC, from funds which the receiver had previously received from Mobile LLC plus funds the receiver recovered from third parties on behalf of Mobile LLC. This payment, which is shown as Bankruptcy Recoveries on our Statement of Operations for the year ended December 31, 1997, dramatically reduced the net loss for 1997. No such recoveries were received in 1998.

For the six months ended June 30, 1999, cash used in operating activities was $338,276, compared to $251,602 for the first six months of 1998. Our operating loss rose in the first half of 1999 compared to 1998 as we increased operation to ramp up our Internet business.

Investing Activities. For both 1998 and 1997, investing activities were property and equipment purchases for Mobile, Alabama, operations to provide high speed Internet services through our MMDS microwave transmitters. We purchased $111,009 in property and equipment in 1997 but only $22,152 in 1998. The 1997 equipment included a Cybermanager, downstream router, four cards to expand capabilities, an ethernet switch, a modulator, and modems for customer services. In 1998 we added an Ascend router and a Sun server.

For the six months ended June 30, 1999, we spent $20,715 to purchase additional equipment for our Internet service operations in Mobile, compared to $5,775 spent on equipment purchases in the same period in 1998. While first half spending on equipment was up for 1999 compared to 1998, we expect overall property and equipment purchases and investing activities to be lower for the 1999 fiscal year than for fiscal 1998.

Financing Activities. In 1997, during the bankruptcy, we raised a total of $355,039 from financing activities. Sources of funds were the sale of debtor certificates ($53,150) cash loans from insiders ($175,000), and deferring prepetition liabilities ($126,889) associated with the bankruptcy filing.

In 1998, we raised an additional $417,836 from the issuance of warrants ($156,986), sale of additional debtor certificates ($185,850), and cash loans from insiders ($75,000). These activities were partially offset by discharging $138,320 for prepetition liabilities. As a result, the net cash raised from financing activities decreased by $75,523 (21%) to $279,516 in 1998, from $355,039 in 1997. Because of the lack of net revenues from operations, these financing activities were essential to our ability to meet expenses in 1997 and 1998.

In the first half of 1999, we raised another $677,421 from the exercise of warrants issued as part of the Plan. These funds were again used to meet operating expenses. No funds were raised from the sale of warrants in the first half of 1998; however, we did receive a $75,000 loan from one of our directors during the first half of 1998.

Year 2000 Compliance

We believe that we are prepared for the challenges to management information and other computer systems presented by Year 2000 (Y2K). In general, Y2K issues relate to the way that many computer programs refer to dates and their ability to recognize dates after the end of 1999. We have reviewed our information systems and non-information based, automated systems for Y2K compliance.

We have recently purchased and installed replacement software for our billing system, which the developer represents is Y2K compliant. We have purchased and installed other small software programs or updates to make other existing systems Y2K compliant. We also have recently purchased a replacement server computer hardware that is Y2K compliant. The cost of these hardware and software purchases to date is about $6,500.

In early August 1999, we installed new software for our converter management system in order to make our television reception system for our wireless cable customers Y2K compliant. The software was provided at no cost by the converter manufacturer, General Instruments. The software was necessary to allow our wireless cable systems to operate after January 1, 2000, our wireless cable system will become inoperable on New Year's Day. Installation of the new software required approximately three hours and cost about $150. The converter management system will not affect our Internet services, which we believe are Y2K compliant as they exist today. We believe that we have addressed all Y2K issues for our information systems and non-information based, automated systems.

Item 3          Description of Property.

We rent approximately 7,000 square feet of office and warehouse space at 4123 Government Blvd., Mobile, Alabama, for a monthly rental of $1,300. The lease expires in March 2000, but we have the right to renew it for three successive three-year terms. We also lease the site for our transmitter for $1,000 per month, expiring in March 2000. See, Note 4 to our Financial Statements.

We lease the site for our transmitter, located at 7100 Lenardo Drive, Mobile, Alabama, subject to a five-year lease for $12,000 annually, expiring March 13, 2000.

All of our FCC frequency leases and licenses are located in the Mobile, Alabama, market. We lease the E Group (E-1, E-2, E-3, and E-4) frequencies from TV Communications Network, Inc., (TVCN), of Denver. We were not offered a second five year term on this lease when it expired earlier this year, and we are currently leasing the E Group from TVCN on a month to month basis for $1,200 per month. We believe that we would be offered an equal opportunity to bid on the E Group, should TVCN decide to sell them, but we cannot be sure that we would succeed in purchasing them. We own the licenses for three MDS frequencies in the H Group (H-1, H-2, and H-3). We acquired the H Group frequencies in 1997, using funds raised from the Mobile Wireless partners.

The remaining four MDS frequencies in Mobile are owned by an unaffiliated third party, and we do not have rights to use them.

We also lease the Mobile, Alabama, G Group of ITSF frequencies from the North American Catholic Educational Programming foundation, Inc. (NACEPH) for $1,000 per month. We are in our second five year term for this lease, which expires in August of 2002.

Item 4       Security Ownership of Certain Beneficial Owners and Management.

The following table contains information about the ownership our common stock, as of August 15, 1999, by stockholders who beneficially own more than 5% of our common stock, or who are our directors or executive officers. This information was given to us by the stockholders, and the numbers are based on definitions found in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934. On June 30, 1999, 4,559,263 shares of our common stock were outstanding.

                                                  Shares Owned (1)
Shareholder                               Number                   Percent
Monte Julius                            152,584                      3.84%
Demetrios Tsoutsas (2)                  102,270                      2.61%
Oscar Hayes                             102,600                      2.62%
Miles Wm. Humphrey, Jr.                 116,400                      2.96%
Terry L. Hopkins                        140,344                      3.57%
All directors and officers as a
group
(5 persons)                             613,898                     14.16%

(1) Includes shares which the listed shareholder has the right to acquire within 60 days after June 30, 1999, from options or warrants. Each of the listed shareholders are directors who received the options listed below as compensation for their service as director in 1998. See, Directors' Compensation. Each of them also received the warrants listed below in exchange for their claims against Mobile Limited Liability Company as part of the Plan. The options and warrants are all currently exerciseable, but the warrants expire on October 31, 1999.

                              Options          Warrants          Total
     Monte Julius             115,600          18,492            134,092
     Demetrios Tsoutsas        75,000           8,250             83,250
     Oscar Hayes               75,000          13,800             88,800
     Miles Wm. Humphrey, Jr.   75,000          20,700             95,700
     Terry L. Hopkins          50,000          45,172             95,172
     All officers and
     directors as a group     390,600         106,414            497,014

     Under SEC rules, we calculate the percentage ownership of each person who owns exercisable options by adding (1) the number of exercisable options for that person to (2) the number of total shares outstanding, and dividing that result into (3) the total number of shares and exercisable options owned by that person.

(2)     Includes shares owned by Mr. Tsoutsas' spouse.

Item 5          Directors, Executive Officers, Promoters and Control
                Persons.

Each of our directors became directors upon the confirmation of the Plan of Mobile Limited Liability Company which capitalized our Company in January 1998. The directors are divided into three classes, each serving staggered terms of up to three years.

Class of 2001

Name                    Position     Biographic Information

Monte Julius            President,   Mr. Julius, who is 65, became involved
                                     with our Director Company as an investor in Mobile Wireless Partners in 1994.
                                     He was semi-retired prior to
                                     joining us, and since 1981 he has owned
                                     and managed residential properties and
                                     operated a plastic tools manufacturer.

Demetrios Tsoutsas     Chairman of   Mr. Tsoutsas, 65, is owner and
                       Directors     President of the Board of Melstrom
                                     Manufacturing Corporation,
                                     engaged in military procurements as
                                     a prime contractor to the U.S.
                                     Department of Defense and various
                                     airframe manufacturers.  He is founder,
                                     President, and C.E.O. of Super-Tech,
                                     L.L.C., a maker of machine parts under
                                     subcontracts with the U. S. Department of Defense and for private industry, since
                                     1996. From 1975 to 1996, he founded and operated several companies in the military procurement industry, including

                                     D&A Electronics Manufacturing Company,
                                     Inc, and Ulysses, Inc.  He also founded
                                     Pluto Industries, Inc., an electro-
                                     mechanical product manufacturer, in 1975.
                                     He received a degree in electrical
                                     engineering from the Greek Air Force
                                     Academy in 1954. He became involved with our Company as an investor in Mobile Wireless Partners and member of their management committee in 1994, and was also a director of Mobile LLC.

Class of 2000

Oscar Hayes        Secretary, Director    Mr. Hayes, 69, has owned and
                                          operated Hayes Appraisal in Albany,
                                          Georgia, since 1986.

Miles Humphrey     Treasurer, Director    Mr. Humphrey, 79, has been retired
                                          since 1992.
                                          He owned and operated a chicken
                                          farming and egg
                                          production company, Beaver Valley
                                          Eggs, Inc., from 1971 until his
                                          1992 retirement.

Class of 1999

Terry L. Hopkins   Director               Ms. Hopkins, 52, has managed her
                                          private investments since 1991.  She
                                          also serves on the Board of
                                          Directors of Pacific Diagnostic
                                          Technologies, Inc., an OTC- Bulletin
                                          Board company.

We do not have committees of the Board of Directors, and all Directors participate in decisions regarding compensation of management, including Mr. Julius, who is the Chief Executive Officer as well as a Director.

Item 6          Executive Compensation
Summary Compensation Table

The following table summarizes the compensation of our President for 1998.

                                              Long Term Compensation (1)

                                                                Securities
                                      Restricted Stock          Underlying
                     Salary              Awards (2)          Options/SARs (3)

Monte Julius,
President          $12,000               $10,400                  130,132

(1)     No market existed for our common stock during 1998.

(2) On December 18, 1998, Mr. Julius was awarded 14,532 restricted shares of common stock for his services. The Board of Directors valued these shares at $10,400, or $0.72 per share, on the date of the award.

(3) As part of the Plan, we agreed to award Mr. Julius options to purchase 115,600 shares of common stock at $0.25 per share pursuant to our stock award and long term incentive plan, which was adopted in December 1997, prior to confirmation of the Plan. In addition, on December 18, 1998, the Board of Directors awarded Mr. Julius 14,532 Class B Warrants with an exercise price of $0.25 per share, as compensation for his services.

Stock Options Granted in 1998

The following table summarizes the stock options that we granted to Mr. Julius
during 1998 in compensation for his services.     In addition to the options
listed here, during 1998 Mr. Julius received warrants to purchase 18,492 shares of our common stock in exchange for his claims against Mobile Limited Liability Company, as part of the Plan.

                     Option/SAR Grants in Last Fiscal Year
                   Number of         % of Total
                  Securities        Options/SARs
                  Underlying        Granted to       Exercise of
                 Options/SARs      Employees in      Base Price    Expiration
                  Granted (#)       Fiscal Year       ($/Sh)          Date

Monte Julius,
President           130,132             100%           $0.25     Jan. 9, 2000

Year End Stock Option Value

Mr. Julius did not exercise any stock options in 1998. We have not granted Mr. Julius any stock appreciation rights. At December 31, 1998, all of Mr. Julius' options to purchase our stock listed above were exercisable, including his warrants to purchase 18,492 shares of common stock that he received as part of the Plan. The following table describes the options held by Mr. Julius at year end, 1998.

     Aggregated Option Exercises in 1998 and 23/31/98 Option Values

                                               Number of
                                               Securities       Value of
                                               Underlying       Unexercised
                                               Unexercised      In-the-Money
                                               Options at        Options at
                                                12/31/98          12/31/98
                   Shares
                 Acquired on        Value      Exercisable/     Exercisable/
                  Exercise        Realized    Unexercisable    Unexercisable
Monte Julius,
President            0              $0          130,132           $32,5331

/1     There was no market for our common stock at the end of 1998 on which to base a valuation of Mr. Julius' shares at year end. We have valued the options at $.25 per share, which is their exercise price and was, in the opinion of the board of directors, their fair market value on the date of grant.

Directors' Compensation

Directors are reimbursed for their travel and related expenses to attend Board meetings. In 1998, we agreed to issue stock options to directors in compensation for their services, pursuant to our stock award and long term incentive plan. We paid no other compensation to our directors (other than Mr. Julius, as described above) in 1998. The following table lists the stock options granted to directors as compensation in 1998. All of these options are exercisable at $0.25 per share and expire on January 9, 2000. In addition to these options, each director also received warrants to purchase common stock as part of the Plan, in exchange for their claims against Mobile Limited Liability Company. See, Security Ownership of Certain Beneficial Owners and Management.

                                         Number of Shares
                                         Underlying Directors'
                                         Options

Monte Julius                                 115,600
Demetrios Tsoutsas                            75,000

Oscar Hayes                                   75,000
Miles Humphrey, Jr.                           75,000
Terry L. Hopkins                              50,000


Item 7    Certain Relationships and Related Transactions.

On May 21, 1997, Directors Oscar Hayes loaned $75,000 and Demetrios Tsoutsas loaned $100,000 to Mobile LLC, with interest at 9% and secured by a lien on all license agreements including our FCC licenses, contracts, accounts receivable, equipment leases and other choses in action and all of its equipment at its principal place of business in Mobile, Alabama. The Plan provides that these loans remain outstanding in the amount of the total debt, $175,000 secured by all of our property and equipment in Mobile, Alabama. The Plan provided that two debts were to be paid in full, in cash plus interest at the rate of 9% per annum, one month after confirmation of the plan. Mr. Hayes and Mr. Tsoutsas agreed to extend the loans for one year, to May 21, 1999, on the same terms. In addition, on March 31, 1998, Mr. Tsoutsas loaned us an additional $75,000 on the same terms, for one year, again secured by all of the Company's assets.

These loans in the principal amount of $250,000, plus accrued interest of $44,472, became due and payable on March 31 and May 21, 1999. Accrued interest on these loans amounted to $50,097 at June 30, 1999. On July 1, 1999, we repaid the $75,000 principal amount of Mr. Hayes' 1997 loan, but the remaining $175,000 principal and all accrued interest remain due and unpaid. The directors have not demanded repayment of the amounts owed, but neither have they waived their rights to demand payment or declare a default. We are attempting to settle or renegotiate these loans, but if we are unable to settle or renegotiate them, we could not repay them from our cash reserves without jeopardizing our capital reserves. The loans are secured by all of our property including our FCC licenses, which are essential to our continued operations.


Item 8      Legal Proceedings.

     None.

Item 9          Market for Common Equity and Related Stockholder Matters.

There is no current market for our common shares. We have contacted market makers regarding the possibility of making a market in our shares and of the market makers' entering quotations for the purchase and sale of the stock on the over-the-counter bulletin board, but to our knowledge, no quotations for the purchase or sale of our shares are being made as of the date of this Form 10-SB.

Item 10     Recent Sales of Unregistered Securities.

In 1997, the Bankruptcy Court authorized the sale of Certificates to raise new capital for the reorganized debtor pursuant to Section 364 of the Code. The Certificates were due two years from the Effective Date of the Plan and bore interest at 10% annually. On May 27, 1998, the Bankruptcy Court Clerk disbursed $242,043, representing proceeds from sales of the Certificates of $239,000, and interest income of $3,043 to the disbursing agent, who in turn wired the funds to our Company. A total of 120 individuals participated in the program. The Plan of Reorganization provided that the Debtor Certificate holders could, at their exclusive option, convert their debt at a conversion rate of one unit of equity for each $1 lent. A unit of equity consists of two shares of Common Stock and two Class A Warrants allowing the holder to purchase additional shares at $0.75 each. 118 holders opted to convert their certificates and two opted not to convert. On July 31, 1998, 466,000 shares of Common Stock and 466,000 A Warrants were issued to the 118 Certificate holders. Stock and Warrants issued to this group have no restrictions.

Under the Plan confirmed by the Bankruptcy Court in January 1988, we issued a Debtor Certificate to Mobile Wireless Partners for $225,000, to purchase the FCC license which we acquired in the reorganization. The Plan provided that the Debtor Certificate could be converted into 3,192,518 shares of common stock and 3,068,066 class B warrants. In the event of conversion of the Debtor Certificates into the stock and warrants, Mobile Wireless Partners agreed by contract not to assign, pledge, transfer or otherwise dispose of the 3,192,518 shares of common stock and 3,068,066 warrants for one year from the date of conversion. 126,000 shares of common stock held no such restriction. When the Mobile Wireless Partners was dissolved in July 1998, the shares and warrants were issued and distributed to its partners. These shares and warrants were issued pursuant to Section 1145 of the Bankruptcy Code.

Section 1145 of the Bankruptcy Code exempts the original issuance of securities under a plan of reorganization from registration under the Securities Act of 1933, as amended (Securities Act), and state law. For the original issuance to be exempt, three principal requirements must be satisfied: (i) the securities must be issued by the debtor or its successor under a plan of reorganization, (ii) each recipient of the securities must hold a claim against the debtor, equity interest in the debtor or a claim for an administrative expense against the debtor, and (iii) the securities must be issued entirely in exchange for the recipient's claim against or equity interest in the debtor or principally in such exchange and partly for cash or property. Our Plan called for the Company to issue common stock in satisfaction of certain creditors' claims and certificates of indebtedness to equity holders in Mobile LLC in exchange for their equity interests. The certificates of indebtedness were convertible into 3,192,518 shares of common stock and 3,068,066 warrants to purchase common stock. The Company believes that the exemption from registration requirements provided by Section 1145 of the Bankruptcy Code applies with respect to the issuance of common stock to claimants and issuance of common stock upon conversion of the certificates of indebtedness, as well as for the warrants and the underlying common stock to be issued upon exercise of the warrants.

Although we believe that the subsequent distribution of our common stock by its recipients would be exempt from registration and not subject to a holding period in most circumstances, certain recipients of the securities - i.e. those recipients who may be deemed underwriters as defined under Section 1145(b) of the Bankruptcy Code - may be unable to resell such securities absent registration of the securities under the Securities Act and applicable state law, or absent exemption therefrom.

Section 1145(b) of the Bankruptcy Code defines four types of underwriters:
(i) a person who purchases a claim against, an equity interest in, or a claim for administrative expenses against the debtor with a view to distributing any security received in exchange for such a claim or equity interest; (ii) a person who offers to sell securities authorized under a plan of reorganization for the holders of such securities; (iii) a person who offers to buy such securities from the holders of such securities, if the offer is
(a) with a view to distributing such securities, or (b) made under a distribution agreement; and (iv) a person who is an issuer with respect to the security, as the term issuer as defined in Section 2(11) of the Securities Act. An issuer includes any person directly or indirectly controlling or controlled by the debtor, or any person under direct or indirect common control with the debtor.

Whether a person is an issuer, and therefore an underwriter for purposes of Section 1145(b) of the Bankruptcy Code depends on a number of factors. Such factors include (i) the person's equity interest in a company; (ii) the distribution and concentration of other equity interests in a company; (iii) whether the person is an officer or director of the company; (iv) whether the person, either alone or acting in concert with others, has a contractual or other relationship giving that person power over management policies and decisions of the company; and (v) whether the person actually has such power notwithstanding the absence of formal indicia of control. An officer or director of the company may be deemed a controlling person, particularly if his position is coupled with ownership of a significant percentage of voting stock. In addition, the legislative history of Section 1145 of the Bankruptcy Code suggests that a creditor with at least 20% of the securities of the debtor could be deemed a controlling person.

The Company's common stock issued to claimants pursuant to the Plan, absent underwriter status, should be freely transferable, although the Company recommends that potential recipients consult their own counsel with respect to their particular situation.

In addition to the issuance of actual common shares, warrants were issued to holders of Certificates of Indebtedness who converted their shares. The warrants carried an expiration date of May 31, 1999, which was subsequently extended to October 31, 1999. Each warrant entitles the holder to purchase
one additional share of common stock per warrant at $1.00 per share.   As with
shares of common stock, the Company believes that such warrants are be freely transferable in the absence of a potential restriction as to underwriters.

From the effective date of the Plan through June 11, 1999, shareholders exercised a total of 708,284 warrants pursuant to the Plan, including 193,682

A warrants and 514,062 B warrants. We received total consideration of $659,246 on the exercise of these warrants. Although these warrants are transferrable, there is no market for the warrants, and we believe, based on our warrant transfer records, that almost all of the shares of stock issued pursuant to the exercise of warrants were issued to the warrant holders who originally received the warrants in the reorganization.

Item 11     Description of Securities.

We are authorized to issued up to fifty million shares of one class of common stock, par value $0.01 per share. On June 30, 1999, 4,559,263 shares of common stock were issued and outstanding.

Each shareholder of the Common Stock is entitled to one vote for each share of Common Stock held on all matters to be voted on by shareholders. In the election of directors, shareholders may not cumulate votes (i.e., cast for any one or more candidates a number of votes greater than the number of shares) unless a shareholder has given notice of the intention to cumulate votes prior to the commencement of voting. If any shareholder has given notice of the intent to cumulate votes, then each shareholder has the right to give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of shares held by the shareholder, or distributing such number of votes among as many candidates as the shareholder sees fit.

Shareholders have no conversion rights, redemption rights, or sinking fund provisions. Shareholders are entitled to receive dividends, when declared by its board of directors, out of funds legally available therefore, subject to the restrictions set forth in the Alabama Statutes. If the Company were to liquidate, dissolve, or wind up, the holders of the Common Stock would be entitled to receive, pro rata, the net assets of the Company remaining after the Company satisfies its obligations with its creditors. Under Bylaw Section 3.17, the Company has eliminated the potential liability of directors to it, and is also required to indemnify its directors against any liability for monetary damages, to the extent allowed by Alabama law. See, Indemnification of Directors and Officers. All outstanding shares of Common Stock are fully paid and not subject to further calls or assessments.

If we decide to issue additional shares of common stock from authorized, unissued shares, each shareholder has the preemptive right to purchase an amount of the shares to be issued equal to his pro rata number of shares, as a proportion of the total common shares outstanding. Our board of directors must provide a reasonable means to exercise each shareholder's preemptive rights as part of any decision to issue additional common shares.
Shareholder preemptive rights apply not only to issuance of common shares but also to issuance of instruments that are convertible into or redeemable for common shares.

Item 12     Indemnification of Directors and Officers

Alabama law requires us to indemnify our directors, officers, agents, and employees against expenses when that person is successful in a legal proceeding which was brought by reason of the fact of their position with the Company. Alabama law authorizes us to indemnify a person if the person has acted in good faith and in a manner that the person believes to be in or not opposed to our best interests. In the case of a criminal proceeding, the person must also have had no reasonable cause to believe his or her conduct was unlawful. Our bylaws require that we must indemnify officers and directors where permitted by Alabama law, except that directors and officers may not be indemnified for negligence or misconduct in office.

Indemnification may be made only if ordered by a court or if authorized in a specific case upon a determination that the applicable standard of conduct has been met. Such a determination may be made by a majority of our disinterested directors, by independent legal counsel, or by our shareholders. To obtain reimbursement for expenses in advance of the final disposition of any action, the person must agree to repay the amount if it is ultimately determined that the person is not entitled to be indemnified.

Our bylaws also provide that the directors may extend indemnification, where it is permitted under the standards in the preceding paragraph, to cover a good faith settlement of a legal proceeding, whether it has been formally instituted or not.

Our bylaws also permit us to purchase insurance to indemnify directors, officers, agents, and employees wherever indemnification is permitted by Alabama law. To date we have not purchased any such insurance.

Item 13     Financial Statements and Supplementary Data

Our financial statements are set forth on pages F-1, et seq., of this Form 10-
SB.

Item 14 Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 15     Financial Statements and Exhibits

Financial Statements

See, pages F-1, et seq., included herein.

Exhibits     Description

2.1 Plan of Reorganization and Disclosure Statement, In Re: Mobile Limited Liability Company d/b/a Mobile Wireless TV, Debtor, Case No. 397-37735-HCA-11, In Proceedings Under Chapter 11, U.S. Bankruptcy Court, Northern District of Texas, Dallas Division (November 6, 1997), incorporated by reference to the Company's Form 10-SB filed on June 29, 1999.

3.1 Articles of Incorporation of Advanced Wireless Systems, Inc., incorporated by reference to the Company's Form 10-SB filed on June 29, 1999.

3.2 Bylaws of Advanced Wireless Systems, Inc., incorporated by reference to the Company's Form 10-SB filed on June 29, 1999.

27.1          Financial Data Schedule


     Signatures

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Advanced Wireless Systems, Inc.

/s/ Monte Julius                               Date:

Monte Julius, President

                          ADVANCED WIRELESS SYSTEMS, INC.



                                TABLE OF CONTENTS


                                                                        Page

Report of Independent Auditors                                          F-2

Financial Statements

  Balance Sheets                                                        F-4
  Statements of Operations                                              F-6
  Statements of Stockholders' Equity                                    F-7
  Statements of Cash Flows                                              F-8
  Notes to Financial Statements                                         F-10
                              - F1 -

                       REPORT OF INDEPENDENT AUDITOR'S


To the Board of Directors and Shareholders
Advanced Wireless Systems, Inc.


We have audited the accompanying balance sheets of Advanced Wireless Systems, Inc. as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Advanced Wireless Systems, Inc., as of December 31, 1998 and 1997, and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.
                                - F2 -

          The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has suffered recurring losses from operations. This factor raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 9. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

     BROWN ARMSTRONG RANDALL
     REYES PAULDEN & McCOWN
     ACCOUNTANCY CORPORATION

Bakersfield, California
April 3, 1999, except for notes 1 and
10, whose date is September 7, 1999
                                     - F3 -

                          ADVANCED WIRELESS SYSTEMS, INC.
                                 BALANCE SHEETS
                             JUNE 30, 1999 (UNAUDITED)
                       DECEMBER 31, 1998 AND 1997 (AUDITED)


                                          June 30,        December 31,

                                     1999             1998          1997
                                 (Unaudited)        (Audited)     (Audited)

ASSETS
Current Assets
  Cash                                $                 $             $
  Accounts receivable, net         374,598            56,168       247,686
  Prepaid expenses                   2,608             2,608         1,933
  Employee Advances                 24,600            18,000           -
  Inventories                          375               -             -
    Total Current Assets            45,964            44,949        58,307

Fixed Assets, net of depreciation
Other Assets
  Deposits                             300            15,900        34,850
  License acquisition costs, net   204,842           256,962       361,203
  Organization costs, net of
   amortization of $61,133 at
   June 30, 1999,
   and $57,737 and $44,152
   at December 31, 1998 and 1997,
   respectively                      5,094            10,189         23,774
    Total Other Assets             201,236           283,051        419,827


    Total Assets             $     756,479     $     519,854    $   955,249
                             --------------    -------------    ------------
                             --------------    -------------    ------------
                                                           (Continued)
   The accompanying notes are an integral part of these financial statements.
                                    - F-4 -

                         ADVANCED WIRELESS SYSTEMS, INC.
                               BALANCE SHEETS
                          JUNE 30, 1999 (UNAUDITED)
                      DECEMBER 31, 1998 AND 1997 (AUDITED)

                                     June 30,            December 31,
                                       1999        1998             1997
                                    (Unaudited)  (Audited)        (Audited)

LIABILITIES AND STOCKHOLDERS'
  EQUITY
Liabilities
  Current Liabilities
    Debtor certificates            $   6,000      $  6,000       $ 53,150
    Notes payable, related parties   250,000       250,000        175,000
    Postpetition liabilities             -             -           61,500
    Prepetition liabilities subject
     to compromise                       -             -          138,320
    Accrued payroll taxes              6,629         5,231          4,518
    Accrued interest payable          50,097        38,847          9,200
                                   ----------     ---------      ---------
    Total Current Liabilities        312,726       300,078        441,688
                                   ----------     ---------      ---------

Commitments and Contingencies (Note 11)

Stockholders' Equity
  Common stock, $.01 par value, 50,000,000
    shares authorized, 4,559,263, 3,832,009
    and 3,192,518 shares issued and
    outstanding at June 30, 1999 and
    December 31, 1998 and 1997,
    respectively                      45,593        38,320          31,925
  Additional paid in capital       2,729,433     2,059,284       1,675,693
 Accumulated deficit              (2,331,273)   (1,877,828)     (1,194,057)
                                  -----------   -----------     -----------

Total Stockholders' Equity           443,753        219,776        513,561

Total Liabilities and Stockholders'
Equity                         $     756,479   $    519,854   $    955,249
                                  -----------   -----------     -----------
                                  -----------   -----------     -----------
 The accompanying notes are an integral part of these financial statements.
                                 - F5 -

                      ADVANCED WIRELESS SYSTEMS, INC.
                          STATEMENTS OF OPERATIONS
            FOR SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED) AND FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (AUDITED)


                             June 30,                    December 31,
                       1999             1998          1998            1997
                   (Unaudited)       (Unaudited)   (Audited)       (Audited)

REVENUES
  Service and other $   42,490       $    40,811   $ 104,496       $ 135,379
  Installation             -                 -         2,106             -
                   ------------      -----------   ----------      ---------
Total Revenues       42,490            40,811     106,602         135,379

COSTS AND EXPENSES
  Operating            63,353            76,097      159,840         136,073
  General and
   administrative     325,424           165,243      359,920         381,966
  Depreciation and
   amortization        94,908           138,120      252,396         215,066
  Impairment of
   license
   acquisition costs      -                 -            -           303,797
                     ---------         ----------    ---------      ---------
Total Costs and
  Expenses            484,685            379,460     772,156        1,036,902

Net Loss from
 Operations          (442,195)          (338,649)   (665,554)       (901,523)
                    -----------        -----------  ----------     ----------
OTHER INCOME (EXPENSE)
  Interest income         -                2,800       2,230           2,800
  Interest expense    (11,250)           (10,223)    (20,447)        (10,649)
  Recovered funds,
   bankruptcy             -                  -           -           313,717
Total Other
  Income (Expense)    (11,250)            (7,423)    (18,217)        305,868

Net Loss          $  (453,445)       $  (346,072) $  (683,771)   $  (595,655)
                  ------------       ------------ ------------   ------------
                  ------------       ------------ ------------   ------------
Basic Loss Per Share     (.11)              (.11)        (.20)          (.19)
                  ------------       ------------ ------------   ------------
                  ------------       ------------ ------------   ------------
Weighted Average
  Number of Shares
  Outstanding    4,323,136          3,192,518    3,359,207     3,192,518
                  ------------       ------------ ------------  -------------
                  ------------       ------------ ------------  -------------
 The accompanying notes are an integral part of these financial statements.
                               - F6 -

                    ADVANCED WIRELESS SYSTEMS, INC.
                   STATEMENTS OF STOCKHOLDERS' EQUITY
         FOR SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)
       AND FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (AUDITED)

                        Common            Additional
                        Stock      Par     Paid-in     Accumulated
                        Shares     Value   Capital       Deficit      Total
                       ---------  ------- -----------  ------------  --------
Balance, December 31,
  1996 (restated)      3,192,518  $31,925 $ 1,675,693  $  (598,402)  1,109,216

  Net Loss                    -         -           -     (595,655)  (595,655)
                       ---------  ------- -----------  ------------  ---------
Balance, December 31,  3,192,518   31,925   1,675,693   (1,194,057)   513,561
  1997

  Conversion of Debtor
   Certificates to
   Common Stock          466,000    4,660     228,340           -     233,000
  Exercise of Class A
   Warrants for
   Common Stock           66,020      660      48,855           -      49,515
  Exercise of Class B
   Warrants for Common
   Stock                 107,471    1,075     106,396           -     107,471

  Net Loss                    -        -           -      (683,771)  (683,771)
                       ---------  ------- -----------  ------------  ---------

Balance, December 31,  3,832,009  $38,320 $ 2,059,284  $(1,877,828)  $219,776
  1998

  Exercise of Class A
   Warrants for Common
   Stock                 199,331    1,994     147,505           -     149,499
  Exercise of Class B
   Warrants for Common
   Stock                 527,923    5,279     522,644           -     527,923

  Net Loss                    -        -           -      (453,445)  (453,445)
                       ---------  ------- -----------  ------------  ---------
Balance, June 30,
  1999 (unaudited)     4,559,263  $45,593 $ 2,729,433  $(2,331,273)  $443,753
                       =========  ======= ===========  ============  =========

    The accompanying notes are an integral part of these financial statements.
                                  F-7

                      ADVANCED WIRELESS SYSTEMS, INC.
                          STATEMENTS OF OPERATIONS
            FOR SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED) AND FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (AUDITED)


                               June 30,                      December 31,
                          1999            1998           1998            1997
                       (Unaudited)     (Unaudited)    (Audited)       (Audited)

CASH FLOWS FROM
  OPERATING
  ACTIVITIES
Net loss               $ (453,445)     $ (346,072)    $ (683,771)     $(595,655)
Adjustments to
 reconcile net
 loss to net
 cash used in
 operating activities:
  Depreciation and
   amortization            94,908         138,120        252,396         215,066
 Impairment of license
  acquisition costs            -               -              -          303,797
  Changes in operating
   assets and liabilities:
    Employee advances        (375)             -              -               -
    Trade accounts
     receivable                -               -            (675)          (533)
    Prepaid expenses        9,000              -         (18,000)          2,363
    Inventory              (1,014)             -          13,358        (24,197)
    Deposits                   -               -          18,950           3,750
    Postpetition
     liabilities               -          (61,500)       (61,500)         61,500
    Accrued interest       11,250          19,423         29,647           9,200
    Accrued payroll
     taxes                  1,400          (1,573)           713           4,518
                       -----------     -----------    -----------    -----------
Net Cash Used in
  Operating Activities   (338,276)       (251,602)      (448,882)       (20,191)

CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchases of property
  and equipment           (20,715)         (5,775)       (22,152)      (111,009)
                       -----------     -----------    -----------    -----------

    The accompanying notes are an integral part of these financial statements.
                                  F-8

                      ADVANCED WIRELESS SYSTEMS, INC.
                          STATEMENTS OF OPERATIONS
            FOR SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED) AND FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (AUDITED)


                               June 30,                      December 31,
                          1999            1998           1998            1997
                       (Unaudited)     (Unaudited)    (Audited)       (Audited)

CASH FLOWS FROM
 FINANCING ACTIVITIES
  Proceeds from exercise
   of Common Stock
   Warrants              677,421               -         156,986              -
 Proceeds from sale of
   debtor certificates         -          185,850        185,850          53,150
 Proceeds from issuance
  of Notes                     -           75,000         75,000         175,000
Increase (decrease) in
 Prepetition Liabilities       -         (138,320)      (138,320)        126,889
                       -----------     -----------    -----------    -----------

Net Cash Provided by
 Financing  Activities    677,421         122,530        279,516         355,039
                       -----------     -----------    -----------    -----------

Net Increase (Decrease)
 in Cash and Cash
 Equivalents               318,430       (134,847)      (191,518)        223,839

Cash and Cash
 Equivalents, beginning
 of period                  56,168        247,686        247,686          23,847
                       -----------     -----------    -----------    -----------

Cash and Cash
 Equivalents, end of
 period                $   374,598     $  112,839     $   56,168      $  247,686
                       ===========     ===========    ===========    ===========
NONCASH TRANSACTIONS:

 Conversion of Debtor
  Certificates to
  Common Stock         $       -       $       -      $  233,000      $       -

    The accompanying notes are an integral part of these financial statements.
                                  F-9

                       ADVANCED WIRELESS SYSTEMS, INC.
                      NOTES TO THE FINANCIAL STATEMENT
                        DECEMBER 31, 1998 (AUDITED)
                         JUNE 30, 1999 (UNAUDITED)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Mobile Limited Liability Company (the Debtor) was a Nevada limited liability company formed on April 25, 1994 for purposes of acquiring and operating certain FCC licenses in the Mobile, Alabama area. The majority interest member of the LLC was a similarly named general partnership, Mobile Wireless Partners (Partners) comprised of 1,094 partners, with a 94.5% interest in the Debtor. Pursuant to the Plan of Reorganization filed by Mobile Wireless, LLC, Advanced Wireless Systems, Inc. was created and emerged from Bankruptcy on January 8, 1998 as the Reorganized Debtor (collectively, called the Company)
Additionally, the Plan included the acquisition by the Company of the Partners' FCC License in exchange for 3,192,518 shares of the Company's common stock, 3,068,066 B Warrants exercisable on a 1 for 1 basis for the Company's common stock, and the extinguishment of an intercompany loan from Partners totaling $100,000. The License has been recorded by the Company at the Partners' historical cost basis which was $225,000. This treatment is consistent with requirements for exchanges between entities under common control. The financial statements of the Company have been retroactively restated to present the reorganization and license acquisition as if the Company had emerged from bankruptcy as of the earliest period presented.

The Company is an established provider of wireless television service in the Mobile, Alabama market, primarily serving rural and outlying areas where the delivery of traditional land-based cable television service is impractical. The Company recently acquired the technology to provide high speed Internet access through its existing broadcast frequencies and is beginning to develop a base of service for these users, as well as continuing to provide wireless television service to the existing market.

Reorganization

On August 23, 1997, the Debtor filed a Petition with the United States Bankruptcy Court in the Northern District of Texas, for relief under Chapter 11 of the U.S. Bankruptcy Code, Case Number 397-37735-HCA-11. Under Chapter 11, certain claims against the Company in existence prior to the filing of the petition for relief under the Federal bankruptcy laws were stayed while the Company continued business operations as Debtor-in-Possession. On October 18, 1997, the Bankruptcy Court further authorized the issuance and sales of up to $1,000,000 in Certificates of Indebtedness to raise new capital for the Company pursuant to Section 364(c) of the Code. On November 6, 1997, the Company filed a proposed Plan of Reorganization (the Plan). Under the Plan, a new corporation would be formed such that, upon confirmation of the Plan, all assets and liabilities of the Debtor would be assumed by the corporation, and all equity interests in the Debtor would be extinguished. The resulting reorganized debtor, Advanced Wireless Systems, Inc., would carry on the business activities of the Debtor. On January 8, 1998, the Bankruptcy Court confirmed the Company's Plan, which provided for the following:

Prepetition liabilities subject to compromise - As discussed in Note 9, these unsecured claimants may have portions of their claims rejected. Pursuant to the Plan, creditors with claims less than $1,000 will be paid in full by the Company following confirmation. Creditors with claims in excess of $1,000 will either be paid an amount agreed to by the parties in interest, or may elect to receive shares of the Company's common stock in lieu of payment. All liabilities within this category have been discharged as of December 31, 1998.

Postpetition liabilities - These amounts include professional fees, costs of administration, wage and tax claims, and certificate of indebtedness noteholders. Claimants for professional fees and certificate holders may elect to receive shares of the Company's common stock in lieu of payment. All liabilities within this category have been discharged as of December 31, 1998.

Management Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.
Actual results could differ from those estimates.

Revenue Recognition

Revenues from wireless subscription services are recognized monthly upon billing. Initial hookup revenue is recognized to the extent of direct selling costs incurred. To date, direct selling costs have exceeded installation revenues.

Inventory

Inventories consist of high speed modems held for resale and installation materials, including antennas, cabling, and various other hardware and parts. Inventory is stated at the lower of cost (first in, first out) or market. Provision has been made for overstocked, slow moving, and obsolete inventory.

Depreciation

Property and equipment are carried at cost and depreciated on a straight-line basis over their estimated useful lives, ranging from 2.5 to 15 years. Maintenance and repair costs are charged to expense as incurred; major renewals and betterments are capitalized. Subscriber installation costs are capitalized and amortized over a 2.5 year period, the approximate average subscription term of a subscriber. The costs of subsequently disconnecting and reconnecting are charged to expense in the period incurred.

License Acquisition Costs

License acquisition costs include costs incurred to develop or acquire wireless cable licenses. Costs incurred to acquire or lease licenses issued by the Federal Communications Commission (FCC) are deferred and are amortized ratably over 15 years. In 1997 the Company recorded an impairment loss of $303,797 and simultaneously revised the deferral period from 15 years to 5 years. The revision decreased net income and increased net loss per share for the year ended December 31, 1998 by approximately $49,000 and $.02 per share, respectively. Accumulated amortization related to these costs was $316,361 at June 30, 1999 (unaudited), and $264,241 and $160,000 at December 31, 1998 and
1997, respectively (audited).

Marketing and Direct Selling Costs

Marketing and direct selling costs are expensed as incurred. These costs totaled $17,834and $6,307 at June 30, 1999 and 1998, respectively (unaudited) and $12,612 and $4,961 at December 31, 1998 and 1997, respectively (audited).

Fair Value of Financial Instruments

The carrying value of cash, receivables, and accounts payable approximates fair value due to the short maturity of these instruments.

Impairment of long-lived assets (SFAS 121)

In March 1995, the FASB issued SFAS No. 121 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, which requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The new standard is effective for fiscal years beginning after December 15, 1995.

After considering the Company's history of operating losses and the uncertainty of a continuation of future operating losses, changes in the Company's strategic direction, and certain industry factors, the Company determined that assets with a carrying value of $620,848 were impaired according to the provisions of SFAS No. 121, and wrote down the carrying value of such assets by $303,797 as of December 31, 1997, to their estimated fair value. Fair value was based on recent transactions in the wireless cable industry, including changes in the Company's use of these assets, and estimates of the future earnings from alternative uses for these assets.

Common Stock

The Company has authorized 50,000,000 shares of $.01 par value common stock. Each share entitles the holder to one vote. There are no dividend or liquidation preferences, participation rights, call prices or dates, conversion prices or rates, sinking fund requirements, or unusual voting rights associated with these shares.

Warrants

Warrants to purchase up to 2,652,291 shares of Common Stock of the company, issued pursuant to the Plan of Reorganization and in conjunction with the conversion of Debtor Certificates, were outstanding at June 11, 1999. The warrants issued by the Company include A and B warrants having an exercise price of $.75 and $1, respectively. All outstanding warrants had original expirations of May 31, 1999, but were subsequently extended until October 31, 1999.


Income Taxes

Deferred income taxes reflect the impact of temporary differences between the assets and liabilities recognized for financial reporting purposes and amounts recognized for tax purposes. There are no provisions for income taxes for the years ended December 31, 1998 and 1997, as the Company experienced losses. Management has established a complete allowance for the deferred tax asset arising from possible future utilization of operating losses. 1998 was the first year in which the Company would report taxes as a corporation. Information concerning the Company's net operating loss for 1998 was not available at the time of these financial statements.

Earnings Per Share (SFAS 128)

In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128 (SFAS 128), Earnings Per Share, which was adopted by the Company for the year ended December 31, 1997. SFAS 128 replaces the presentation of primary earnings per share with a presentation of basic earnings per share based upon the weighted average number of common shares for the period. It also requires dual presentation of basic and diluted earnings per share for companies with complex capital structures. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Warrants to purchase shares of common stock were not included in the computation of loss per share as the effect would be antidilutive. As a result, the basic and diluted earnings per share amounts are identical.

Stock-based Compensation (SFAS 123)

In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation. This statement applies to the financial statements for fiscal years beginning after December 15, 1995. It defines a fair value based method of accounting for an employee stock option or similar equity instrument.

However, it also allows an entity to continue to measure compensation costs for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees. Under the fair value based method, compensation costs is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Under the intrinsic value based method, compensation costs are the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock.

The Company has elected to account for stock-based compensation under APB Opinion No. 25. The provisions of this statement have been implemented for the year ended December 31, 1998.

New Accounting Pronouncements

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130 (SFAS 130), Reporting Comprehensive Income. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 has been adopted by the Company for the period ended December 31, 1997, which had no material effect on the accompanying financial statements.

In June 1997, the FASB issued Statements of Financial Accounting Standards No. 131 (SFAS 131), Disclosures about Segments of an Enterprise and Related Information. The statement requires the Company to report income/loss, revenue, expense and assets by business segment including information regarding the revenues derived from specific products and services and about the countries in which the Company is operating. The Statement also requires that the Company report descriptive information about the way that operating segments were determined, the products and services provided by the operating segments, differences between the measurements used in reporting segment information and those used in the Company's general-purpose financial statements, and changes in the measurement of segment amounts from period to period. SFAS 131 has been adopted by the Company for the period ended December 31, 1997, which had no material effect on the accompanying financial statements or required disclosures.

In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AcSEC) issued Statement of Position
(SOP) 98-5, Reporting on the Costs of Start-up Activities. SOP 98-5 establishes standards for the reporting and disclosure of start-up costs, including organization costs. The Company adopted SOP 98-5 on January 1, 1999. The Company believes that the adoption of this statement will not have a material effect on the Company's financial position or results of operations.

Unaudited Interim Periods Ended June 30, 1999 and 1998

The accompanying financial statements include unaudited financial information for the six month periods ended June 30, 1999 and 1998. In the opinion of management, the accompanying unaudited financial statements include all adjustments, consisting only of normally recurring adjustments, necessary to present fairly the Company's financial position and the results of its operations and cash flows for the periods presented. The results of operations for the three month period is not, in management's opinion, indicative of the results to be expected for a full year of operations.

NOTE 2 - INVENTORIES

Inventories consist of the following:



                                         June 30,          December 31,
                                           1999            1998     1997
                                        (Unaudited)       (Audited) (Audited)

  Inventory held for resale             $    24,195     $  24,195   $ 30,875
  Installation materials                     21,769        20,754     27,432
                                        $    45,964     $  44,949   $ 58,307
                                        -----------     ---------   ---------
                                        -----------     ---------   ---------

 NOTE 3 - FIXED ASSETS (Continued)

Furniture and equipment are summarized as follows:

                                         June 30,          December 31,
                                           1999            1998     1997
                                        (Unaudited)       (Audited) (Audited)

Cost:
 Machinery and equipment                $   587,201     $ 566,486   $561,210
 Furniture and fixtures                      21,801        21,801     21,301
 Auto and trucks                        $     5,325     $   5,325   $  5,325
 Subscribed installation costs               38,160        47,700     72,504
 Accumulated depreciation                  (554,389)     (526,234)  (432,844)
                                        $    98,098       115,078    227,844
                                        -----------     ---------   ---------
                                        -----------     ---------   ---------
NOTE 4 - OPERATING LEASES

The Company leases office and warehouse space subject to a six year lease, expiring March 29, 2000. The lease provides for monthly lease payments of $2,800, and extends the option to renew the lease for three successive three-year terms. Upon execution of the lease, the Company delivered $33,600 to the Lessor as deposit for the sixth year's base payments, or as security in the event of default. In late 1998, the Company negotiated with the Lessor to release the security deposit to the Lessor in exchange for reduced lease payments. Beginning January 1999, the lease payments are $1,300 per month for the remaining 15 months of the lease. Accordingly, the prepaid portion of the deposit has been reclassified to a prepaid asset.

The Company leases the site for its transmitter subject to a five-year lease expiring March 13, 2000. The lease provides for monthly payments of $1,000.

The Company leases four ITFS channels, referred to as the E Block, subject to a five-year lease term expiring May 9, 1999. The base provides for monthly base payments of $2,000, and extends the option to renew the lease for successive five-year terms. In May 1999, the Company renewed the lease at a reduced lease rate of $1,200 per month for an additional five years.

The Company leases four MDS channels, referred to as the G Block subject to an initial five-year term, with an automatic five year renewal term, having been renewed on March 22, 1996, and expiring on March 22, 2001. The base provides for monthly lease payments of $1,000. At lease expiration, the Company has the first right of refusal to negotiate a new lease agreement for the channels.

NOTE 4 - OPERATING LEASES (Continued)

 Amounts paid by the Company to acquire the channel leases and licenses agreements have been capitalized and are being depreciated over 5 years. The monthly lease payments are expensed.

Future minimum lease payments under the Company's operating leases are as follows:

  1999            $
  2000            $ 74,400
  2001            $ 37,800
  2002            $ 17,400
  2003            $ 14,400
  Thereafter   $ 14,400

                     3,600

                $  162,000
                ----------
                ----------

Channel lease expense totaled $9,000 and $9,000 at June 30, 1999 and 1998, respectively (unaudited) and $33,000 and $36,000 at December 31, 1998 and 1997, respectively (audited). Other rents totaled $17,818 and $23,670 at June 30, 1999 and 1998, respectively (unaudited), and $44,498 and $45,600 at December 31, 1998 and 1997, respectively (audited).


NOTE 5 - NOTES PAYABLE, RELATED PARTIES

Notes payable consist of two notes from two individuals who are officers and directors of the Company. The notes are secured by liens on all license agreements, channel leases, contracts, accounts receivable, equipment leases, and all additions replacements, machinery, parts and goods used by the Company in the operations of its business. The original notes bore interest at 12%, however, the Plan of Reorganization subsequently amended the terms of repayment providing for interest to accrue at 9%. The balance sheets at June 30, 1999, and December 31, 1998 and 1997, reflect accrued interest payable on these notes of $50,097, $38,847 and $9,200, respectively.

NOTE 6 - DEBTOR CERTIFICATES

As discussed in Note 1, on October 18, 1997, the Bankruptcy Court authorized the issuance and sales of up to $1 million in Certificates of Indebtedness to raise new capital for the reorganized debtor pursuant to Section 364 of the Code. The Certificates were due two years from the Effective Date of the Plan, and bore interest at 10% annually. On May 27, 1998, the Bankruptcy Court Clerk disbursed $242,043, representing proceeds from sales of the Certificates of $239,000, and interest income of $3,043 to Sid Diamond, Esq. (The disbursing agent) who in turn wired the funds to the Company. A total of 120 individuals participated in the program. The Plan of Reorganization provided that the Debtor Certificate holders could, at their exclusive option, convert their debt at a conversion rate of one unit of equity for each $1 lent. A unit of equity consists of two shares of

NOTE 6 - DEBTOR CERTIFICATES (Continued)

 Common Stock and two Class A Warrants allowing the holder to purchase additional shares at $0.75 each. 118 holders opted to convert their certificates and two opted not to convert. On July 31, 1998, 466,000 shares of Common Stock and 466,000 A Warrants were issued to the 118 Certificate holders. Stock and Warrants issued to this group have no restrictions.

As discussed in Note 1, The Plan of Reorganization also provided that the Debtor would purchase from Mobile Wireless Partners certain MDS licenses issued by the FCC and owned by the Partnership. The Company agreed to purchase these licenses, referred to as the H Block for $225,000. This transaction was effective the date of confirmation. The Plan of Reorganization also provided that the Company would issue a Debtor Certificate to Mobile Partners in a like amount of the purchase price pursuant to Section 364 of the Bankruptcy Code.
The plan further provided that the Debtor Certificate could be converted into 3,192,518 shares of Common shares at a stated value of $1 each, and 3,068,066 Class B Warrants allowing the holder to purchase additional shares at $1.00 each for a period of 1 year. In the event of conversion of the Debtor Certificate into the stock and warrants, the Partnership agreed by contract not to assign, pledge, transfer or otherwise dispose of the 3,192,518 shares of Common Stock and 3,068,066 warrants for one year from the date of conversion. 126,000 shares of Common Stock held no such restriction. Further the shares and warrants to be issued could only be issued to the partners upon dissolution of the Partnership. The Partnership was dissolved on July 15, 1998 and pursuant to the winding up of the partnership, the shares and warrants were issued and distributed to the Partners. The financial statements have been retroactively restated to reflect the acquisition of the licenses, issuance of Common Stock, and discharge of an intercompany loan as of the earliest period presented.

NOTE 7 - STOCK OPTION PLANS

On December 11, 1997, the Company's Board of Directors approved an Incentive Stock Option Plan for employees, officers, and directors. The plan provides for the issuance of a maximum of 1,000,000 shares of the Company's common stock, issuable at the discretion of the Board of Directors, as indicated in the Plan. As of December 31, 1998, no common stock had been issued under the Company's stock option plan.

Also on December 11, 1997, the Board of Directors authorized the issuance of 365,600 options to officers and directors of the Company, exercisable at $.25 per share for an option term of two years. At December 31, 1998, none of these options had been issued or exercised.

The Plan further reserved 350,000 shares of common stock to be granted in the future at an exercise price of $.25 per share.

NOTE 8 - SUBSEQUENT EVENTS

As of June 11, 1999, shareholders had exercised a total of 708,284 Warrants issued pursuant to the Plan of Reorganization. The exercised warrants included 193,682 A Warrants, and 514,602 B Warrants for a total of $659,246.

NOTE 8 - SUBSEQUENT EVENTS (Continued)

In the first quarter of 1999, management made the decision to suspend new installations of wireless cable television service based on the current costs of these installations, which management believes exceed the anticipated subscriber revenues. This suspension will remain in effect until management can evaluate alternatives for performing the installations in a more cost effective manner.

NOTE 9 - GOING CONCERN

As discussed in Note 1, the Company has emerged from Chapter 11 Bankruptcy. The Company's ability to continue as a going concern depends, in part, on its ability to develop new markets for its MDS frequencies including, but not limited to, high speed Internet access, and to raise new capital through public offerings of the Company's stock. There can be no assurance that the Company will successfully develop new markets for its services, or that sales of the Company's stock will generate sufficient working capital to offset operating losses.

NOTE 10 - INCOME TAXES

Under SFAS 109, deferred tax assets or liabilities are computed based on the temporary differences between financial statements and income tax bases of assets and liabilities using the enacted marginal income tax rate in effect for the year in which the differences are expected to reverse. Deferred income tax expenses or credits are based on the changes in the deferred income tax assets or liabilities from period to period. At December 31, 1998, the Company had federal and state net operating loss carryforwards available of approximately $266,670 which will expire in year 2013.

The approximate tax effect of temporary differences which gave rise to significant deferred tax assets at December 31, 1998, are as follows:

NOTE 10 - INCOME TAXES

                    Net operating losses               $ 266,670

                    Deferred tax assets
                    Valuation allowances               (266,670)

                    Net deferred tax assets            $    -
                                                       ----------
                                                       ----------

At December 31, 1998, a valuation allowance has been provided against the deferred tax asset generated by net operating loss carryforwards due to the uncertainty of the future utilization.

The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax benefit for the year ended December 31, 1998, is as follows:

               Tax at U.S. statutory rates                          34%
               State income taxes, net of federal tax benefits       5%
                                                                    39%


NOTE 11 - COMMITMENTS AND CONTINGENCIES

The Company has entered into a series of noncancelable agreements to purchase entertainment programming for rebroadcast which expire through 2000. The agreements generally require monthly payments based upon the number of subscribers to the Company's systems, subject to certain minimums. Such expenses totaled $30,939 and$11,055 for the six months ended June 30, 1999 and 1998, respectively (unaudited), and $65,149 and $85,737 for the years ended December 31, 1998 and 1997, respectively (audited).
                                  F-19